                                                Filed Pursuant to Rule 424(b)(5)
                                                       Registration No. 33-99480


PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED DECEMBER 11, 1995)
--------------------------------------------------------------------------------

                                 641,556 Shares

                             EQUITY INNS, INC. LOGO

                                  Common Stock
--------------------------------------------------------------------------------

Equity Inns, Inc. (the "Company") is a self-administered equity real estate investment trust ("REIT") that, through a wholly-owned subsidiary, currently owns an approximate 95.0% general partnership interest in Equity Inns Partnership, L.P. (the "Partnership"). The Company currently owns 89 hotels with an aggregate of 10,778 rooms in 30 states and has one hotel under development. The Company has entered into agreements to acquire two hotels with an aggregate of 411 rooms in two states.

All of the shares of Common Stock offered hereby are being sold by the Company. Since the Company's initial public offering in February 1994, the Company has paid regular quarterly dividends to holders of its outstanding shares of Common Stock. The Common Stock is traded on The New York Stock Exchange ("NYSE") under the symbol "ENN." On February 12, 1998, the last reported sale price of the Common Stock on the NYSE was $15.8125 per share. The Company's Charter limits aggregate indebtedness to 45% of the Company's investment in hotel properties, at its cost. To ensure compliance with certain requirements related to the Company's qualification as a REIT, the Company's Charter limits the amount of Common Stock that may be owned by any single person or affiliated group to 9.9% of the outstanding Common Stock and restricts the transferability of shares of Common Stock if the purported transfer would prevent the Company from qualifying as a REIT.

SEE "RISK FACTORS" ON PAGES S-4 TO S-12 OF THIS PROSPECTUS SUPPLEMENT FOR CERTAIN MATERIAL FACTORS TO BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK.
--------------------------------------------------------------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------
The Underwriter has agreed to purchase the shares of Common Stock from the Company at a price of $15.02 per share, resulting in aggregate proceeds to the Company of $9,636,171 before payment of expenses by the Company estimated at $50,000, subject to the terms and conditions of the Underwriting Agreement. The Underwriter intends to deposit the shares of Common Stock, valued at the last reported sales price on February 12, 1998, with the National Equity Trust Equity Portfolio Series 2 (REIT Portfolio) (the "Trust") in exchange for units in the Trust. The Company has agreed to indemnify the Underwriter or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
--------------------------------------------------------------------------------
The shares of Common Stock are offered by the Underwriter subject to delivery by the Company and acceptance by the Underwriter, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the shares to the Underwriter is expected to be made through the facilities of The Depository Trust Company on or about February 18, 1998.

                       PRUDENTIAL SECURITIES INCORPORATED
February 12, 1998

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission") pursuant to the Exchange Act. Such reports, proxy statements and other information filed by the Company may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants such as the Company that file electronically with the Commission. The Common Stock is listed on the NYSE and such reports, proxy statements and other information concerning the Company can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 (of which this Prospectus is a part) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the content of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules hereto. For further information regarding the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and such exhibits and schedules.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission (File No. 0-23290) are incorporated herein by reference and made a part hereof: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996; (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997; (iii) the Company's Current Reports on Form 8-K dated May 14, 1997, May 22, 1997, June 24, 1997, July 11, 1997, September 22, 1997, October 23, 1997, December 10, 1997 and January 20, 1998 and the Company's amended Current Report on Form 8-K/A dated July 11, 1997; and (iv) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A, filed with the Commission on August 19, 1996. All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus Supplement and prior to the termination of the offering of the securities shall be deemed to be incorporated by reference into this Prospectus Supplement and to be a part hereof from the date of filing such documents.

     The Company will provide without charge to each person to whom a copy of this Prospectus Supplement and the accompanying Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents incorporated by reference herein (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to Equity Inns, Inc., 4735 Spottswood, Suite 102, Memphis, Tennessee 38117, Attention: Howard A. Silver, Corporate Secretary, telephone number (901) 761-9651.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein (or in the accompanying Prospectus) or in any other document subsequently filed with the Commission which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the accompanying Prospectus.

                                  THE COMPANY

     The following is qualified in its entirety by the more detailed information and financial statements appearing elsewhere or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. As used herein, the term "Company" includes Equity Inns Partnership, L.P. (the "Partnership") and the Company's and the Partnership's direct and indirect subsidiaries.

     Certain matters discussed in this Prospectus Supplement, the accompanying Prospectus, and the information incorporated by reference herein and therein may constitute forward-looking statements for purposes of the Securities Act and the Exchange Act and as such may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed under the caption "Risk Factors" in this Prospectus Supplement.

     The Company is a self-administered REIT that currently owns 89 hotels (the "Current Hotels") with an aggregate of 10,778 rooms located in 30 states and has one hotel under development. The Current Hotels operate as Hampton Inn(R) hotels
(57), AmeriSuites(R) hotels (10), Residence Inn(R) hotels (9), Homewood Suites(R) hotels (5), Holiday Inn(R) hotels (4), Comfort Inn(R) hotels (3), and one Holiday Inn Express(R) hotel. The Company has entered into agreements to acquire two hotels with an aggregate of 411 rooms in two states (the "Acquisition Hotels"). The Current Hotels and the Acquisition Hotels are herein referred to collectively as the "Hotels". The Partnership leases 79 of the Current Hotels to subsidiaries (collectively, the "Interstate Lessee") of Interstate Hotels Company ("Interstate"), and its ten AmeriSuites brand Current Hotels to Caldwell Holding Company (the "Prime Lessee"), a subsidiary of Prime Hospitality Corp. ("Prime"), pursuant to leases ("Percentage Leases") that provide for annual rent equal to the greater of (i) a fixed annual base rent ("Base Rent") or (ii) percentage rent based on the revenues of the hotels ("Percentage Rent"). On December 2, 1997, Interstate announced that it had agreed to be acquired by Patriot American Hospitality, Inc.

     The Company is a Tennessee corporation which has elected to be taxed as a REIT for federal income tax purposes. The Company's Charter limits aggregate indebtedness to 45% of the Company's investment in hotel properties, at its cost. Its executive offices are located at 4735 Spottswood, Suite 102, Memphis, Tennessee 38117, and its telephone number is (901) 761-9651.

                                  RISK FACTORS

     Prospective investors should carefully consider the following information in conjunction with the other information contained or incorporated by reference in this Prospectus Supplement and in the accompanying Prospectus before purchasing shares of Common Stock in the Offering.

COMPANY'S RELIANCE UPON ITS LESSEES

     In order for the Company to continue to qualify as a REIT, the Company cannot operate its hotels. The Interstate Lessee leases 79 of the Current Hotels and the Prime Lessee leases the ten AmeriSuites brand Current Hotels. The Company's lessees control the daily operations of the Company's hotels. The Company does not have the authority to require any hotel to be operated in a particular manner or to govern any particular aspect of the daily operations of any hotel. Even if the Company's management believes the Hotels are being operated inefficiently or in a manner that does not result in an appropriate level of Percentage Rent payments to the Company under the Percentage Leases, the Company may not require a change to the method of operation. The Company is dependent on lease payments from its lessees for substantially all of its revenues.

DEBT LIMITATION

     The Company intends to continue to pursue a growth strategy which includes acquiring hotel properties. There is a risk that the Company will not have access to sufficient equity capital to pursue its acquisition strategy. Since, in order to qualify as a REIT, the Company generally must distribute at least 95% of its taxable income annually and thus cannot retain earnings and the Company's Charter limits aggregate indebtedness to 45% of the Company's investment in hotel properties, at its cost, the Company's ability to continue to make acquisitions will depend primarily on its ability to obtain additional private or public equity financing. There can be no assurance that such financing will be available. See "Federal Income Tax
Considerations -- Requirements for Qualification -- Distribution Requirements" in the accompanying Prospectus.

DEVELOPMENT RISKS

     As part of its growth strategy, the Company intends to develop additional hotels. Development involves substantial risks, including the risk that development costs will exceed budgeted or contracted amounts, the risk of delays in completion of construction, the risk of failing to obtain all necessary zoning and construction permits, the risk that financing might not be available on favorable terms, the risk that developed properties will not achieve desired revenue levels once opened, the risk of competition for suitable development sites from competitors that may have greater financial resources than the Company and the risks of incurring substantial costs in the event a development project must be abandoned prior to completion. Although the Company intends to manage development to minimize such risks, there can be no assurance that present or future developments will perform in accordance with the Company's expectations.

RISK THAT POTENTIAL TRANSACTIONS WILL NOT CLOSE

     The Company has entered into agreements to acquire the Acquisition Hotels; however, the agreements contain customary and other closing conditions, and the closing of the purchase of the Acquisition Hotels is not scheduled to occur until after the consummation of the Offering. There can be no assurance that the Company will complete the acquisition of the Acquisition Hotels.

HOTEL INDUSTRY RISKS

  Operating Risks

     The Hotels are subject to all operating risks common to the hotel industry. These risks include, among other things, competition from other hotels; over-building in the hotel industry, which could adversely affect occupancy and revenues; increases in operating costs due to inflation and other factors, which increases have not been, and may not be, offset by increased room rates; dependence on business and commercial travelers and tourism; increases in energy costs and other expenses affecting travel; and adverse effects of general and local economic conditions. These factors could adversely affect the Interstate Lessee's or the Prime Lessee's ability to make lease payments and therefore the Company's ability to make expected distributions to its shareholders. Further, decreases in room revenues of the Hotels would result in decreased revenues to the Company under the Percentage Leases and, therefore, decreased amounts available for distribution to the Company's shareholders.

  Competition

     Competition for Guests; Operations. The hotel industry is highly competitive. The Hotels compete with other hotel properties in their geographic markets. Many of the Company's competitors have substantially greater marketing and financial resources than the Company and its lessees.

     Competition for Acquisitions. The Company competes for acquisitions with entities that have substantially greater financial resources than the Company. These entities generally may be able to accept more risk than the Company can manage prudently. Competition generally may reduce the number of suitable investment opportunities offered to the Company and may increase the bargaining power of property owners seeking to sell. Further, the Company believes that competition from entities organized for purposes substantially similar to the Company's objectives has increased and will increase significantly in the future.

  Seasonality of Hotel Industry

     The hotel industry is seasonal in nature. Generally, hotel revenues are greater in the second and third quarters than in the first and fourth quarters. This seasonality can be expected to cause quarterly fluctuations in the Company's lease revenues. Quarterly earnings may be adversely affected by factors beyond the Company's control, including poor weather conditions and economic factors. The Company may be required to enter into short-term borrowing in the first and fourth in order to offset such fluctuations in revenues and to fund the Company's anticipated obligations, including distributions to its shareholders.

  Investment Concentration in Certain Segments of Single Industry

     The Company's current investment strategy is to acquire interests in limited service and extended stay hotel properties. Therefore, a downturn in the hotel industry, in general, or an increased supply of new hotel rooms in the limited service and extended stay segments, in particular, will have a material adverse effect on the Company's lease revenue and amounts available for distribution to its shareholders.

  Emphasis on Certain Hotel Brands

     Because 57 Current Hotels operate as Hampton Inn hotels, ten Current Hotels operate as AmeriSuites hotels and nine Current Hotels operate as Residence Inn hotels, the Company is subject to risks inherent in concentrating investments in certain franchise brands, such as a reduction in business following adverse publicity related to the brand, which could have an adverse effect on the Company's lease revenues and amounts available for distribution to its shareholders.

  Capital Expenditures

     The Hotels have an ongoing need for renovations and other capital improvements, including periodic replacement of furniture, fixtures and equipment. The additional cost of such capital improvements could have an adverse effect on the Company's financial condition. In addition, the Hotels may require significant renovation in the future. Such renovations involve certain risks, including the possibility of environmental problems, construction cost overruns and delays, the possibility that the Company will not have available cash to fund renovations or that financing for renovations will not be available on favorable terms, uncertainties as to market demand or deterioration in market demand after commencement of renovation and the emergence of unanticipated competition from hotels. During the year ended December 31, 1997, the Company spent approximately $18 million for capital improvements to the Current Hotels and expects to spend $25 million for total capital improvements during 1998. The Company intends to fund such improvements out of future cash from operations, present cash balances or available borrowing capacity under the Unsecured Line of Credit (as hereinafter defined).

  Development Risks

     In addition to its acquisition strategy, the Company intends to grow by developing additional hotels. Development involves substantial risks, including the risk that development costs will exceed budgeted or contracted amounts, the risk of delays in completion of construction, the risk of failing to obtain all necessary zoning and construction permits, the risk that financing might not be available on favorable terms, the risk that developed properties will not achieve desired revenue levels once opened, the risk of competition for suitable development sites from competitors which may have greater financial resources than the Company and the risks of incurring substantial costs in the event a development project must be abandoned prior to completion. Although the Company intends to manage development to minimize such risks, there can be no assurance that present or future developments will perform in accordance with the Company's expectations.

REAL ESTATE INVESTMENT RISKS

  General Risks of Investing in Real Estate

     The Company's investments in the Hotels are subject to varying degrees of risk generally incident to the ownership of real property. The underlying value of the Company's real estate investments and the Company's income and ability to make distributions to its shareholders are both dependent upon the ability of its lessees to operate the Hotels in a manner sufficient to maintain or increase room revenues and to generate sufficient income in excess of operating expenses to make rent payments under the Percentage Leases. Income from the Hotels may be adversely affected by adverse changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, competition from other hotel properties, changes in interest rates and in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older structures, changes in real property tax rates and other operating expenses, changes in governmental rules and fiscal policies, civil unrest, acts of God, including earthquakes, floods and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws and other factors beyond the control of the Company.

  Illiquidity of Real Estate

     Real estate investments are relatively illiquid. The ability of the Company to vary its portfolio in response to changes in economic and other conditions is limited. There can be no assurance that the market value of any of the Hotels will not decrease in the future. There can be no assurance that the Company will be able to dispose of an investment when it finds disposition advantageous or necessary or that the sale price of any disposition will equal or exceed the amount of the Company's investment.

  Operational Risks of Rapid Growth

     Since the Company's initial public offering in March 1994, the Company has acquired 81 additional hotels and has contracted to acquire an additional two hotels, increasing the size and geographic dispersion of the Company's hotel properties. The Company's growth strategy also contemplates acquisitions of additional hotels that meet the Company's investment criteria, further increasing the size and geographic dispersion of its hotel properties. Failure of the Company and its lessees to effectively manage such expanded operations could have a material adverse effect on the Hotels' operating results. Deteriorating operations could negatively impact revenues at the Hotels and, therefore, the lease payments under the Percentage Leases and amounts available for distribution to shareholders.

  Environmental Matters

     The Company's operating costs may be affected by the obligation to pay for the cost of complying with existing environmental laws, ordinances and regulations, as well as the cost of compliance with future legislation. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of contamination from hazardous or toxic substances, or the failure to remediate such contaminated property properly, may adversely affect the owner's ability to sell, use or borrow using such real property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is or ever was owned or operated by such person. Certain environmental laws and common law principles could be used to impose liability for releases of hazardous materials, including asbestos-containing materials ("ACMs"), into the environment or work place, and third parties may seek recovery from owners or operators of real properties for personal injury or property damage associated with exposure to released ACMs or other hazardous materials. Environmental laws also may impose restrictions on the manner in which property may be used or transferred or in which businesses may be operated, and these restrictions may require expenditures. In connection with the ownership of the Hotels, the Company may be potentially liable for any such costs. The cost of defending against claims of liability or remediating contaminated property or the cost of complying with environmental laws could materially adversely affect the Company's results of operations and financial condition. The Company obtained Phase I environmental site assessments ("ESAs") on each of the Current Hotels in connection with their acquisition or certain financing transactions. The purpose of the ESAs is to identify potential environmental contamination and conditions and regulatory compliance concerns that are made apparent from historical reviews of the Current Hotels, reviews of certain public records, preliminary investigations of the sites and surrounding properties, and screening for the presence of hazardous substances, toxic substances, and storage tanks. The ESAs did not reveal any environmental contamination or conditions or compliance concerns that the Company believes would have a material adverse effect on the Company's business, assets, results of operations or liquidity, nor is the Company aware of any such liability or concerns. Nevertheless, the ESAs generally did not include invasive procedures such as soil and groundwater sampling to detect contamination from former operations on the Current Hotels or migrating from neighbors or caused by other third parties. Furthermore, it is possible that these ESAs do not reveal all environmental liabilities or conditions or compliance concerns or that there are material environmental liabilities or compliance concerns of which the Company is unaware.

     The Clean Water Act ("CWA") prohibited the Environmental Protection Agency ("EPA") from requiring permits for all but a few (primarily industrial and certain municipal) discharges of storm water prior to October 1, 1994. Even though the moratorium ended, the EPA has not yet issued permitting regulations for non-industrial and non-municipal discharges of storm water. In October 1994, EPA officials indicated that all storm water discharges without permits were technically in violation of the CWA. The EPA proposed regulations in December 1997 to exempt non-industrial facilities from the permitting requirement. The EPA expects to finalize the proposal during 1998. Until that time, it is possible, though the Company believes it unlikely, that a court could determine that storm water drainage to a navigable waterway from one or more of the Company's properties is a discharge in violation of the CWA since October 1, 1994. Penalties for non-compliance may be substantial. Although the EPA has stated that it will not take enforcement action against those storm water dischargers formerly subject to the moratorium and the Company is not aware of any current or reasonably likely penalties to be imposed for its storm water discharges, it is possible, given the uncertainty about the scope and timing of EPA or state regulations on the subject, that liability may exist.

  Uninsured and Underinsured Losses

     Each Percentage Lease specifies comprehensive insurance to be maintained on each of the Current Hotels, including liability, fire and extended coverage. Management believes such specified coverage is of the type and amount customarily obtained for or by an owner of similar real property assets. The Company intends to seek to include similar provisions in all leases for subsequently acquired property. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes and floods, that may be uninsurable or not economically insurable. The Company's Board of Directors will use its discretion in determining amounts, coverage limits and deductibility provisions of insurance, with a view to maintaining appropriate insurance coverage on the Company's investment at a reasonable cost and on suitable terms. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay the full current market value or current replacement cost of the Company's lost investment. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it infeasible to use insurance proceeds to replace the property after such property has been damaged or destroyed. Under such circumstances, the insurance proceeds received by the Company might not be adequate to restore its economic position with respect to such property.

 Compliance with Americans with Disabilities Act and Other Changes in Governmental Rules and Regulations

     Under the Americans with Disabilities Act of 1990 (the "ADA"), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. While the Company believes that the Hotels are substantially in compliance with these requirements, a determination that the Company is not in compliance with the ADA could result in imposition of fines or an award of damages to private litigants. In addition, changes in governmental rules and regulations or enforcement policies affecting the use and operation of the Hotels, including changes to building codes and fire and life safety codes, may occur. If the Company were required to make substantial modifications at the Hotels to comply with the ADA or other changes in governmental rules and regulations. the Company's ability to make expected distributions to its shareholders could be adversely affected.

  Fluctuations in Property Taxes

     Each Hotel is subject to real and personal property taxes. The real and personal property taxes on hotel properties in which the Company invests may increase or decrease as tax rates change and as the properties are assessed or reassessed by taxing authorities. If property taxes increase, the Company's ability to make expected distributions to its shareholders could be adversely affected.

RISKS OF LEVERAGE

     The Company's Charter currently provides that the Company may not incur consolidated indebtedness in an amount in excess of 45% of the Company's investment in hotel properties, at its cost. The Company may submit to its shareholders for approval an amendment to the Charter which removes the Charter's limitation on indebtedness. At February 6, 1998, the Company had mortgage debt of approximately $86.1 million and approximately $153 million of outstanding debt under its three-year $250 million unsecured line of credit administered by The First National Bank of Chicago (the "Unsecured Line of Credit"), $1.6 million under its $5 million revolving credit facility with the National Bank of Commerce (the "NBC Credit Line") and an outstanding letter of credit in the amount of $2.3 million. At such date, the Company had approximately $94.7 million available for borrowings under the Unsecured Line of Credit and approximately $3.4 million available for borrowings under the NBC Credit Line. Following completion of the Offering and application of the net proceeds as described in "Use of Proceeds" the Company will have approximately $231.2 million of consolidated indebtedness, representing approximately 35.7% of the Company's investment in hotel properties, at its cost, and, without additional equity financing, will have the capacity to borrow up to approximately $110 million under its existing Charter debt limitation, assuming all additional borrowings are used to fund investments in hotel properties. Subject to the Charter limitation described above and the Unsecured Line of Credit, the Company may borrow additional amounts from the same or other lenders in the future, or may issue corporate debt securities in public or private offerings. Additional borrowings may be secured by mortgages on properties owned by the Company.

     There can be no assurance that the Company will be able to meet its debt service obligations and, to the extent that it cannot, the Company risks the loss of some or all of its hotel properties to foreclosure. Adverse economic conditions could result in higher interest rates which could increase debt service requirements on floating rate debt and could reduce the amounts available for distribution to shareholders. The Company may obtain one or more forms of interest rate protection (swap agreements, interest rate cap contracts, etc.) to hedge against the possible adverse effects of interest rate fluctuations. However, there can be no assurance that such hedging would be effective in mitigating the adverse effects of interest rate fluctuations. Adverse economic conditions could cause the terms on which borrowings become available to be unfavorable. In such circumstances, if the Company is in need of capital to repay indebtedness in accordance with its terms or otherwise, it could be required to liquidate one or more investments in hotel properties at times which may not permit realization of the maximum return on such investments.

     In February 1997, EQI Financing Partnership I, L.P., the Company's indirect subsidiary, issued $88 million of fixed-rate, collateralized bonds (the "Bonds") in three classes. The expected repayment dates for Classes A, B and C of the Bonds are November 20, 2006, February 20, 2007 and February 20, 2007. Upon maturity of the Class A Bonds, the Company is required to use substantially all of its cash flow to amortize the remaining outstanding principal amount of the Bonds. If the remaining principal amounts cannot be refinanced, the Company's ability to make required distributions to its shareholders could be adversely affected and its status as a REIT could be jeopardized. There can be no assurance that such refinancing will be available or will be on terms acceptable to the Company.

RISKS OF OPERATING HOTELS UNDER FRANCHISE AGREEMENTS

     Each of the Current Hotels is subject to franchise agreements. Each of the Company's franchisors has required or will require the Partnership to complete certain capital improvements to the Hotels as a condition to the transfer of the franchise agreements for those hotels to the Interstate Lessee and the Prime Lessee. During the year ended December 31, 1997, the Company spent approximately $18 million for capital improvements to the Current Hotels and expects to spend $25 million for total capital improvements during 1998. The Company intends to fund such improvements out of cash from operations, cash balances or available borrowing capacity under the Unsecured Line of Credit. Failure to complete the improvements in a manner satisfactory to the franchisors could result in the cancellation of the franchise agreements. Generally, the continuation of hotel franchises is subject to specified operating standards and other terms and conditions. Franchisors periodically inspect their licensed properties to confirm adherence to operating standards. The failure of the Company, the Interstate Lessee or the Prime Lessee to maintain such standards at the Hotels or adhere to such other terms and conditions could result in the loss or cancellation of the franchise license. It is possible that a franchisor could condition the continuation of a franchise license on the completion of capital improvements which the Board of Directors determines are too expensive or otherwise unwarranted in light of general economic conditions or the operating results or prospects of the affected hotel. In that event, the Board of Directors may elect to allow the franchise license to lapse. In any case, if a franchise is terminated, the Company, the Interstate Lessee or the Prime Lessee may seek to obtain a suitable replacement franchise, or to operate the hotel independent of a franchise license. The loss of a franchise license could have a material adverse effect upon the operations or the underlying value of the hotel covered by the franchise because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor.

COMMON STOCK PRICE FLUCTUATIONS AND TRADING VOLUME

     A number of factors may adversely influence the price of the Common Stock in public markets, many of which are beyond the control of the Company. In particular, an increase in market interest rates will result in higher yields on other financial instruments and may lead purchasers of shares of Common Stock to demand a higher annual distribution rate on the price paid for shares from distributions by the Company, which could adversely affect the market price of the shares of Common Stock. Although the Common Stock is listed on the NYSE, the daily trading volume of REITs in general and the Company's shares in particular may be lower than the trading volume of certain other industries. As a result, investors in the Company who desire to liquidate substantial holdings at a single point in time may find that they are unable to dispose of such shares in the market without causing a substantial decline in the market value of such shares.

ABILITY OF BOARD OF DIRECTORS TO CHANGE CERTAIN POLICIES

     The major policies of the Company, including its policies with respect to acquisitions, financing, growth, operations, debt capitalization and distributions, are determined by the Board of Directors. The Board of Directors may amend or revise these and other policies from time to time generally without a vote of the shareholders of the Company.

LIMITATION ON ACQUISITION AND CHANGE IN CONTROL

  Ownership Limitation

     The Ownership Limitation (as defined herein and as described under "Restrictions on Ownership of Common Stock" in the accompanying Prospectus), which provides that no person may own, directly or indirectly, more than 9.9% of any class of the outstanding stock of the Company, may have the effect of precluding an acquisition of control of the Company by a third party without the approval of the Board of Directors, even if the change of control is in the shareholders' best interest.

  Staggered Board

     The Board of Directors of the Company has three classes of directors. The current terms of the Company's directors expire in 1998, 1999 and 2000, respectively. Directors for each class will be elected for a three-year term upon the expiration of that class' term. The staggered terms of directors may affect the shareholders' ability to change control of the Company, even if such a change were in the shareholders' best interest. See "Description of Capital Stock -- Charter and Bylaw Provisions" in the accompanying Prospectus. The foregoing may also discourage offers or other bids for the Common Stock at a premium over the market price.

  Authority to Issue Preferred Stock

     The Company's Charter authorizes the Board of Directors to issue up to 10,000,000 shares of preferred stock and to establish the preferences and rights of any such shares issued. See "Description of Capital Stock -- Preferred Stock" in the accompanying Prospectus. The issuance of preferred stock may have the effect of delaying or preventing a change in control of the Company even if a change in control were in the shareholders' best interest.

  Tennessee Anti-Takeover Statutes

     As a Tennessee corporation, the Company is subject to various legislative acts set forth in Chapter 103 of Title 48 of the Tennessee Code, which impose certain restrictions and require certain procedures with respect to certain takeover offers and business combinations, including, but not limited to, combinations with interested shareholders and share repurchases from certain shareholders. See "Description of Capital Stock -- Tennessee Anti-Takeover Statutes" in the accompanying Prospectus.

TAX RISKS

  Failure to Qualify as a REIT

     The Company operates and intends to continue to operate so as to qualify as a REIT for federal income tax purposes. The Company has not requested, and does not expect to request, a ruling from the Internal Revenue Service (the "Service") that it qualifies as a REIT. The continued qualification of the Company as a REIT will depend on the Company's continuing ability to meet various requirements concerning, among other things, the ownership of its outstanding stock, the nature of its assets, the sources of its income and the amount of its distributions to the shareholders of the Company. See "Certain Federal Income Tax Considerations -- Taxation of the Company" herein and "Federal Income Tax Considerations -- Taxation of the Company" in the accompanying Prospectus.

     If the Company were to fail to qualify as a REIT in any taxable year, the Company would not be allowed a deduction for distributions to shareholders in computing its taxable income and would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Unless entitled to relief under certain provisions of the Internal Revenue Code, as amended (the "Code"), the Company also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. As a result, the funds available for distribution to the shareholders would be reduced for each of the years involved. Although the Company currently intends to continue to operate in a manner designed to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause the Board of Directors, with the consent of a majority of the shareholders, to revoke the REIT election. See "Federal Income Tax Considerations" in the accompanying Prospectus.

  REIT Minimum Distribution Requirements

     In order to avoid corporate income taxation of the earnings it distributes, the Company generally is required each year to distribute to its shareholders at least 95% of its net taxable income (excluding any net capital gain). In addition, the Company will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of (i) 85% of its ordinary income for that year, (ii) 95% of its capital gain net income for that year and (iii) 100% of its undistributed income from prior years. To the extent that the Company elects to retain and pay income tax on its net capital gain, such retained amounts will be treated as having been distributed for purposes of the 4% excise tax. See "Federal Income Tax Considerations" in the accompanying Prospectus.

     The Company has made and intends to continue to make distributions to its shareholders to comply with the 95% distribution requirement and to avoid the nondeductible excise tax. The Company's income will consist primarily of the Company's share of the income of the Partnership, and the Company's cash available for distribution will consist primarily of the Company's share of cash distributions from the Partnership. Differences in timing between the recognition of taxable income and the receipt of cash available for distribution due to the seasonality of the hospitality industry could require the Company, through the Partnership, to borrow funds on a short-term basis to meet the 95% distribution requirement and to avoid the nondeductible excise tax.

     Distributions by the Partnership will be determined by the Board of Directors of the Company, as the sole general partner of the Partnership, and will be dependent on a number of factors, including the amount of the Partnership's cash available for distribution, the Partnership's financial condition, any decision by the Board of Directors to reinvest funds rather than to distribute such funds, the Partnership's capital expenditures, the annual distribution requirements under the REIT provisions of the Code and such other factors as the Board of Directors deems relevant. See "Federal Income Tax Considerations -- Requirements for Qualification -- Distribution Requirements" in the accompanying Prospectus.

 Failure of the Partnership to be Classified as a Partnership for Federal Income Tax Purposes; Impact on REIT Status

     The Company has not requested, and does not expect to request, a ruling from the Service that the Partnership and any subsidiary partnerships (the "Subsidiary Partnerships") will be classified as partnerships for federal income tax purposes. If the Service were to challenge successfully the tax status of the Partnership (or a Subsidiary Partnership) as a partnership for federal income tax purposes, the Partnership (or Subsidiary Partnership) would be taxable as a corporation. In such event, the Company would cease to qualify as a REIT for a variety of reasons. Furthermore, the imposition of a corporate income tax on the Partnership and any Subsidiary Partnerships would substantially reduce the amount of cash available for distribution to the Company and its shareholders. See "Certain Federal Income Tax Considerations -- Tax Aspects of the Partnership and Subsidiary Partnership" herein and "Federal Income Tax Considerations -- Tax Aspects of the Partnership" in the accompanying Prospectus.

OWNERSHIP LIMITATION

     In order for the Company to maintain its qualification as a REIT, not more than 50% in value of its outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of any taxable year. Furthermore, if any interestholder or group of interestholders in the Interstate Lessee or the Prime Lessee owns, actually or constructively, 10% or more of the stock of the Company, the Interstate Lessee or the Prime Lessee, as the case may be, could become a related party tenant of the Company, which likely would result in loss of REIT status for the Company. For the purpose of preserving the Company's REIT qualification, the Company's Charter prohibits direct or indirect ownership of more than 9.9% of the outstanding shares of any class of the Company's stock by any person or group (the "Ownership Limitation"), subject to adjustment as described below. Generally, the capital stock owned by affiliated owners will be aggregated for purposes of the Ownership Limitation.

     Any transfer of shares that would prevent the Company from continuing to qualify as a REIT under the Code will be void ab initio, and the intended transferee of such shares will be deemed never to have had an interest in such shares. Further, if, in the opinion of the Board of Directors, (i) a transfer of shares would result in any shareholder or group of shareholders acting together owning stock in excess of the Ownership Limitation or (ii) a proposed transfer of shares may jeopardize the qualification of the Company as a REIT under the Code, the Board of Directors would, in its sole discretion, refuse to allow the shares to be transferred to the proposed transferee. Finally, the Company may, in the discretion of the Board of Directors, redeem any stock held of record by any shareholder in excess of the Ownership Limitation.

     The Company's Charter sets the redemption price of the stock to be redeemed at the lesser of the market price on the date the Company provides written notice of redemption or the market price on the date such stock was purchased, subject to certain provisions of Tennessee law. Therefore, the record holder of stock in excess of the Ownership Limitation will experience a financial loss when the excess shares are redeemed, if the market price falls between the date of purchase and the date of redemption. See "Federal Income Tax
Considerations -- Requirements for Qualification" in the accompanying
Prospectus.

RISKS RELATING TO YEAR 2000 ISSUE

     Many existing computer programs were designed to use only two digits to identify a year in the date field without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the year 2000. The Company is addressing the "Year 2000" issue with respect to its operations. Failure of the Company or its lessees to properly or timely resolve the "Year 2000" issue could have a material adverse effect on the Company's business.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Common Stock offered hereby are approximately $9.6 million. The Company will contribute the net proceeds of the Offering to the Partnership and after such contribution will own an approximate 95.1% interest in the Partnership. The Partnership intends to use the net proceeds to repay indebtedness borrowed under the Unsecured Line of Credit. Indebtedness under the Unsecured Line of Credit bears interest at LIBOR (5.62% per annum at January 30, 1998) plus 1.625% and was incurred by the Company primarily to fund hotel acquisitions and development. As of February 6, 1998, the Company had outstanding indebtedness of approximately $153 million under the Unsecured Line of Credit.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

TAXATION OF THE COMPANY

     This discussion supplements the discussion set forth in the accompanying Prospectus under the heading "Federal Income Tax Considerations." Hunton & Williams has acted as counsel to the Company in connection with the Offering and the Company's election to be taxed as a REIT. In the opinion of Hunton & Williams, the Company qualified to be taxed as a REIT pursuant to sections 856 through 860 of the Code for its taxable years ended December 31, 1994 through December 31, 1997, and the Company's organization and current and proposed method of operation will enable it to qualify to be taxed as a REIT for its taxable year ending December 31, 1998 and future taxable years. In addition, Hunton & Williams is of the opinion that, based on certain factual assumptions and representations, the Partnership and each of the Company's Subsidiary Partnerships will be classified as partnerships for federal income tax purposes and not as corporations or associations taxable as corporations or as publicly traded partnerships. Investors should be aware, however, that opinions of counsel are not binding upon the Service or any court. It must be emphasized that Hunton & Williams' opinion is based on various assumptions and is conditioned upon certain representations regarding the nature of the Company's properties and the future conduct of its business. Such factual assumptions and representations are set out in the federal income tax opinion that will be delivered by Hunton & Williams at the closing of the Offering. Moreover, such qualification and taxation as a REIT depend upon the Company's ability to meet on a continuing basis, through actual annual operating results, distribution levels and stock ownership, the various qualification tests imposed under the Code. Hunton & Williams will not review the Company's compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of the Company's operations for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of failure to qualify as a REIT, see "Federal Income Tax Considerations -- Failure to Qualify" in the accompanying Prospectus.

     On August 5, 1997, the President signed into law the Taxpayer Relief Act of 1997 (the "Act"), which contains provisions affecting the qualification and taxation of REITs. Those provisions apply to the Company beginning with its 1998 taxable year. The relevant provisions of the Act are summarized in this paragraph. First, the Act repeals the 30% gross income test. Second, the Act expands the class of hedging instruments that produce qualifying income for purposes of the 95% gross income test. Income and gain from interest rate swap and cap agreements, options, futures contracts, forward rate agreements, and similar financial instruments entered into by a REIT to reduce interest rate risks with respect to liabilities incurred or to be incurred to acquire or carry "real estate assets" will be qualifying income for purposes of the 95% (but not the 75%) gross income test. Third, a REIT may elect to retain and pay income tax on all or a part of the net long-term capital gain it receives during a taxable year. If a REIT so elects, each shareholder will take into income his share of the REIT's retained capital gain as long-term capital gain and will receive a credit or refund for his share of the tax paid by the REIT. The shareholder will increase the basis of his shares of the REIT's stock by an amount equal to the excess of the retained capital gain included in his income over the tax deemed paid by him. Fourth, under the Act, a REIT may, without using an independent contractor, render a de minimis amount of impermissible "noncustomary" services to its tenants and still treat the rent received from that property as "rents from real property," provided that the amount received for the services during any taxable year does not exceed one percent of the REIT's total receipts from the property during that year. For purposes of the foregoing, the amount treated as attributable to any impermissible service will not be less than 150% of the REIT's direct cost of performing the service. Fifth, under the Act, a REIT no longer loses its REIT status for failing to send out shareholder demand letters in any year. Instead, the REIT will incur a $25,000 penalty for such failure ($50,000 for intentional violations). Sixth, a REIT that complies with the requirements for ascertaining the ownership of its outstanding shares (including sending out shareholder demand letters) and does not know or have reason to know that it has violated the 5/50 rule (i.e., the rule that no more than 50% in value of the REIT's outstanding shares may be owned, directly or indirectly, by five or fewer individuals during the last half of any taxable year), will be treated as satisfying the 5/50 rule. Seventh, under the Act, a REIT may treat any wholly-owned corporation as a "qualified REIT subsidiary" regardless of whether the REIT always has owned 100% of the stock of the corporation.

     The Act also changed the capital gains tax rates applicable to non-corporate taxpayers. Effective for gains recognized after July 28, 1997, the maximum tax rate on a non-corporate taxpayer's capital gains is 28% for sales or exchanges of assets held for more than one year, but not more than 18 months, and 20% for sales or exchanges of assets held for more than 18 months. The maximum tax rate on gain from the sale or exchange of "section 1250 property" (i.e., depreciable real estate) held for more then 18 months is 25%, to the extent that such gain would have been recaptured and treated as ordinary income if the section 1250 property were personal property.

     With respect to distributions designated by a REIT as capital gain dividends (including deemed distributions of retained capital gains), the REIT may designate (subject to certain limits) whether such a distribution is taxable to shareholders at a 20%, 25% or 28% rate.

TAX ASPECTS OF THE PARTNERSHIP AND SUBSIDIARY PARTNERSHIPS

     The Company will be entitled to include in its income its distributive share of the Partnership's and each Subsidiary Partnership's (each, a "Partnership") income and to deduct its distributive share of each Partnership's losses only if each Partnership is classified for federal income tax purposes as a partnership rather than as a corporation or an association taxable as a corporation. Effective January 1, 1997, an entity will be classified as a partnership rather than as a corporation for federal income tax purposes if the entity (i) is treated as a partnership under Treasury regulations, effective January 1, 1997, relating to entity classification (the "Check-the-Box Regulations") and (ii) is not a "publicly traded" partnership.

     In general, under the Check-the-Box Regulations, an unincorporated entity with at least two members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership for federal income tax purposes. The federal income tax classification of an entity that was in existence prior to January 1, 1997 will be respected for all periods prior to January 1, 1997 if (i) the entity had a reasonable basis for its claimed classification, (ii) the entity and all members of the entity recognized the federal tax consequences of any changes in the entity's classification within the 60 months prior to January 1, 1997, and (iii) neither the entity nor any of its members was notified in writing by a taxing authority on or before May 8, 1996 that the classification of the entity was under examination. Each Partnership in existence on January 1, 1997 reasonably claimed partnership classification under the Treasury Regulations relating to entity classification in effect prior to January 1, 1997, and such classification should be respected for federal income tax purposes. In addition, no Partnership was notified by a taxing authority on or before May 8, 1996 that its classification was under examination. The Partnerships intend to continue to be classified as partnerships and the Company has represented that no Partnership will elect to be treated as an association taxable as a corporation for federal income tax purposes under the Check-the-Box Regulations.

     A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market (or the substantial equivalent thereof). A publicly traded partnership will be treated as a corporation for federal income tax purposes unless at least 90% of such partnership's gross income for a taxable year consists of "qualifying income" under section 7704(d) of the Code, which generally includes any income that is qualifying income for purposes of the 95% gross income test applicable to REITs (the "90% Passive-Type Income Exception"). The U.S. Treasury Department has issued final regulations (the "PTP Regulations") effective for taxable years beginning after December 31, 1995 that provide limited safe harbors from the definition of a publicly traded partnership. Pursuant to one of those safe harbors (the "Private Placement Exclusion"), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (i) all interests in the partnership were issued in a transaction (or transactions) that was not required to be registered under the Securities Act, and (ii) the partnership does not have more than 100 partners at any time during the partnership's taxable year. In determining the number of partners in a partnership, a person owning an interest in a flow-through entity (i.e., a partnership, grantor trust, or S corporation) that owns an interest in the partnership is treated as a partner in such partnership only if (a) substantially all of the value of the owner's interest in the flow-through entity is attributable to the flow-through entity's interest (direct or indirect) in the partnership and (b) a principal purpose of the use of the flow-through entity is to permit the partnership to satisfy the 100-partner limitation.

Each Partnership qualifies for the Private Placement Exclusion. If a Partnership is considered a publicly traded partnership under the PTP Regulations because it is deemed to have more than 100 partners, such Partnership should not be treated as a corporation because it should be eligible for the 90% Passive-Type Income Exception.

                                  UNDERWRITING

     Prudential Securities Incorporated (the "Underwriter") has agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company 641,556 shares of Common Stock offered hereby at a price of $15.02 per share. The Company is obligated to sell, and the Underwriter is obligated to purchase, all the shares of Common Stock offered hereby if any are purchased.

     The Underwriter intends to deposit the shares with the trustee of the Trust, to which Prudential Securities Incorporated acts as sponsor and depositor, in exchange for units in the Trust. The Underwriter is an affiliate of the Trust.

     The Company has agreed to indemnify the Underwriter or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.

     The Underwriting Agreement provides that the obligation of the Underwriter to pay for and accept delivery of the Common Stock is subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriter is obligated to take and pay for all shares of Common Stock offered hereby if any such shares are taken.

                                    EXPERTS

     The consolidated financial statements and financial statement schedule of Equity Inns, Inc. as of December 31, 1996 and 1995 and for the years ended December 31, 1996 and 1995 and for the period March 1, 1994 (inception of operations) through December 31, 1994, are incorporated in this Prospectus Supplement and the accompanying Prospectus by reference to the Company's Annual Report on Form 10-K. The above said financial statements have been so incorporated in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of each of Growth Hotel Investors and Growth Hotel Investors II as of December 31, 1996 and 1995 and for the three years ended December 31, 1996 are incorporated into this Prospectus Supplement by reference to the Company's Current Report on Form 8-K dated June 24, 1997. The above said financial statements have been so incorporated in reliance upon the reports of Imowitz, Koenig & Co., LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Hunton & Williams. In addition, the description of federal income tax consequences contained in the sections of this Prospectus Supplement entitled "Certain Federal Income Tax Considerations" and the accompanying Prospectus entitled "Federal Income Tax Considerations" is based on the opinion of Hunton & Williams. The validity of the shares of Common Stock offered hereby will be passed upon for the Underwriters by King & Spalding, Atlanta, Georgia. In rendering such opinion, King & Spalding will rely upon the opinion of Hunton & Williams as to certain matters of Tennessee law.

PROSPECTUS

                               EQUITY INNS, INC.

                                  COMMON STOCK

                             ---------------------

     Equity Inns, Inc. (together with its subsidiaries, the "Company") may from time to time offer shares of its Common Stock, par value $.01 per share (the "Common Stock"), with an aggregate public offering price of up to $150,000,000, on terms to be determined at the time of offering. The Common Stock may be offered in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each a "Prospectus Supplement").

     The Company's charter contains limitations on direct or beneficial ownership and restrictions on transfer of the Common Stock to preserve the status of the Company as a real estate investment trust ("REIT") for United States federal income tax purposes. See "Restrictions on Ownership of Common Stock".

     The Company's Common Stock is traded on The Nasdaq Stock Market under the symbol "ENNS". Any Common Stock offered pursuant to a Prospectus Supplement will be qualified for trading on The Nasdaq Stock Market.

     The Common Stock may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any designated agents or underwriters are involved in the sale of any of the Common Stock, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Common Stock may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of the Common Stock.

     THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF THE COMMON STOCK UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE
    MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                             ---------------------

                The date of this Prospectus is December 11, 1995

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ STOCK MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission") pursuant to the Exchange Act. Such reports, proxy statements and other information filed by the Company may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock is listed on The Nasdaq Stock Market, and such reports, proxy and informational statements and other information concerning the Company can be inspected and copied at The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006-1506.

     The Company has filed with the Commission a Registration Statement on Form S-3 (of which this Prospectus is a part) under the Securities Act of 1933, as amended (the "Securities Act") with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the content of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules hereto. For further information regarding the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and such exhibits and schedules.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed by the Company under the Exchange Act (File No. 34-0-23290) with the Commission and are incorporated herein by reference: (a) Annual Report on Form 10-K for the year ended December 31, 1994;
(b) Proxy Statement for the Company's Annual Meeting of Shareholders dated March 15, 1995; (c) Quarterly Report on Form 10-Q for the three months ended March 31, 1995, June 30, 1995 and September 30, 1995; (d) Current Report on Form 8-K dated April 26, 1995 and filed with the Commission on April 27, 1995; (e) Current Report on Form 8-K dated October 3, 1995 and filed with the Commission on October 4, 1995; (f) Current Report on Form 8-K/A dated November 9, 1995 and filed with the Commission on November 13, 1995; and (g) the description of the Common Stock of the Company included in the Company's Registration Statement on Form 8-A, dated January 20, 1994. All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock made hereby shall be deemed to be incorporated by reference in this Prospectus and made a part hereof from the date of the filing of such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement) or in any other document subsequently filed with the Commission which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus or any Prospectus Supplement is delivered, upon the written or oral request of such person, a copy of any and all of the documents incorporated by reference herein (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to Equity Inns, Inc., 4735 Spottswood, Suite 102, Memphis, Tennessee 38117, Attention: Howard A. Silver, telephone (901) 761-9651.

                                  THE COMPANY

     The Company is a self-administered equity real estate investment trust ("REIT") incorporated as a Tennessee corporation in November 1993 to acquire equity interests in hotel properties. The Company completed its initial public offering in March 1994 and has subsequently completed two additional public offerings of Common Stock. The Company, through a wholly-owned subsidiary, is the sole general partner of Equity Inns Partnership, L.P. (the "Partnership") and at September 30, 1995 owned an approximately 95.8% general partnership interest in the Partnership. Substantially all of the Company's business activities are conducted through the Partnership. At September 30, 1995, the Partnership owned 33 hotels with an aggregate of 3,938 rooms located in 20 states and had contracted to acquire an additional three hotels with an aggregate of 328 rooms (the "Hotels"). In order to qualify as a REIT for federal income tax purposes, neither the Company nor the Partnership can operate hotels. As a result, the Partnership leases all of its hotel properties to McNeill Hotel Co., Inc. (the "Lessee") pursuant to leases ("Percentage Leases") which provide for rent equal to the greater of (i) fixed base rent or (ii) percentage rent based on a percentage of gross room revenue, and food and beverage revenue, if any at the hotels. The Lessee is wholly owned by Phillip H. McNeill, Sr., the Chairman of the Board and Chief Executive Officer of the Company.

     The Company's Charter limits consolidated indebtedness to 45% of the Company's investment in hotel properties, at its cost, which cost includes the fair market value of any equity securities issued in connection with the acquisition of hotel properties, after giving effect to the Company's use of proceeds from any indebtedness.

     The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"), commencing with its taxable year ended December 31, 1994. A REIT is subject to a number of organizational and operational requirements, including a requirement that it currently distribute at least 95% of its taxable income. In connection with the Company's election to be taxed as a REIT, the Company's Charter imposes certain restrictions on the transfer and ownership of shares of Common Stock. See "Restrictions on Transfer of Common Stock." The Company has adopted the calendar year as its taxable year.

     The Company's principal executive offices are located at 4735 Spottswood, Suite 102, Memphis, Tennessee 38117 and its telephone number is (901) 761-9651.

                                USE OF PROCEEDS

     The Company will contribute the net proceeds of any sale of Common Stock by the Company to the Partnership in exchange for additional units of partnership interest. Unless otherwise set forth in the applicable Prospectus Supplement, the net proceeds from the sale of any Common Stock will be used by the Partnership for general partnership purposes, which may include repayment of indebtedness, making improvements to hotel properties and the acquisition of additional hotel properties.

                          DESCRIPTION OF CAPITAL STOCK

     Under the Company's Charter, the total number of shares of all classes of stock that the Company has authority to issue is 60,000,000, consisting of 50,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). At September 30, 1995, there were 14,907,231 shares of Common Stock outstanding and no shares of Preferred Stock outstanding.

     The following information with respect to the capital stock of the Company is subject to the detailed provisions of the Charter and the Company's Bylaws, as currently in effect. These statements do not purport to be complete, or to give full effect to the provisions of statutory or common law, and are subject to, and are qualified in their entirety by reference to, the terms of the Charter and Bylaws, which are exhibits to the Registration Statement.

COMMON STOCK

     Subject to the provisions of the Charter described under "Restrictions on Transfer of Capital Stock," the holders of Common Stock are entitled to one vote per share on all matters voted on by the shareholders, including elections of directors. Except as otherwise required by law or provided in any resolution adopted by the Board of Directors with respect to any series of Preferred Stock, the holders of shares of Common Stock exclusively possess all voting power of the Company. The Charter does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of Preferred Stock, the holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors from funds available therefor, and upon liquidation are entitled to receive pro rata all assets of the Company available for distribution to such holders. The holders of Common Stock have no preemptive rights.

     The Common Stock is traded on the Nasdaq Stock Market under the symbol "ENNS." The transfer agent and registrar for the Company's Common Stock is Trust Company Bank, Atlanta, Georgia.

PREFERRED STOCK

     The Board of Directors is authorized to provide for the issuance of shares of Preferred Stock in one or more series, to establish the number of shares in each series and to fix the designation, powers, preferences and rights of each such series and the qualifications, limitations or restrictions thereof. Because the Board of Directors has the power to establish the preferences and rights of each class or series of Preferred Stock, the Board of Directors may afford the holders of any series or class of Preferred Stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of Common Stock. The issuance of Preferred Stock could have the effect of delaying or preventing a change in control of the Company.

CHARTER AND BYLAW PROVISIONS

  Staggered Board of Directors

     The Charter provides that the Board of Directors is divided into three classes of directors, each class constituting approximately one-third of the total number of directors with the classes serving staggered three-year terms. The classification of directors has the effect of making it more difficult for shareholders to change the composition of the Board of Directors.

     The classification provisions also could have the effect of discouraging a third party from accumulating large blocks of the Company's stock or attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its shareholders. Accordingly, shareholders could be deprived of certain opportunities to sell their shares of Common Stock at a higher market price than might otherwise be the case.

  Number of Directors; Removal; Filling Vacancies

     The Charter and Bylaws provide that, subject to any rights of holders of Preferred Stock to elect additional directors under specified circumstances, the number of directors will consist of not less than three nor more than nine persons, subject to increase or decrease by the affirmative vote of 80% of the members of the entire Board of Directors. At all times a majority of the directors shall be Directors of the Company who are not officers or employees of the Company or Affiliates (as defined below) of (i) any advisor to the Company under an advisory agreement, (ii) any lessee of any property of the Company,
(iii) any subsidiary of the Company or (iv) any partnership which is an Affiliate of the Company (the "Independent Directors"), except that upon the death, removal or resignation of an Independent Director, such requirement shall not be applicable for 60 days. "Affiliate" is defined as being (i) any person that, directly or indirectly, controls or is controlled by or is under common control with such person, (ii) any other person that owns, beneficially, directly or indirectly, five percent (5%) or more of the outstanding capital stock, shares or equity interests of such person, or (iii) any officer, director, employee, partner or trustee of such person or any person controlling, controlled by or under common control with such person (excluding trustees and persons serving in similar capacities who are not otherwise an Affiliate of such person). There are four directors currently, three of whom are Independent Directors. The holders of Common Stock are entitled to vote on the election or removal of directors, with each share entitled to one vote. The Bylaws provide that, subject to any rights of holders of Preferred Stock, and unless the Board of Directors otherwise determines, any vacancies will be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum, provided that Independent Directors shall nominate and approve directors to fill vacancies created by Independent Directors. Accordingly, the Board of Directors could temporarily prevent any shareholder entitled to vote from enlarging the Board of Directors and filling the new directorships with such shareholder's own nominees. Any director so elected shall hold office until the next annual meeting of shareholders.

     A director may be removed with or without cause by the affirmative vote of the holders of 75% of the outstanding shares entitled to vote in the election of directors at a special meeting of the shareholders called for the purpose of removing him.

  Limitation of Liability; Indemnification

     The Company's Charter obligates the Company to indemnify and advance expenses to present and former directors and officers to the maximum extent permitted by Tennessee law. The Tennessee Business Corporation Act ("TBCA") permits a corporation to indemnify its present and former directors and officers, among others, against judgments, settlements, penalties, fines or reasonable expenses incurred with respect to a proceeding to which they may be made a party by reason of their service in those or other capacities if (i) such persons conducted themselves in good faith, (ii) they reasonably believed, in the case of conduct in their official capacities with the corporation, that their conduct was in its best interests and, in all other cases, that their conduct was at least not opposed to its best interests, and (iii) in the case of any criminal proceeding, they had no reasonable cause to believe that their conduct was unlawful.

     Any indemnification by the Company pursuant to the provisions of the Charter and the TBCA described above shall be paid out of the assets of the Company and shall not be recoverable from the shareholders. The Company currently purchases director and officer liability insurance for the purpose of providing a source of funds to pay any indemnification described above. To the extent that the foregoing indemnification provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the Commission such indemnification is contrary to public policy and is, therefore, unenforceable.

     The TBCA permits the charter of a Tennessee corporation to include a provision eliminating or limiting the personal liability of its directors to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except that such provision cannot eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, or (iii) for unlawful distributions that exceed what could have been distributed without violating the TBCA or the corporation's charter. The Company's Charter contains a provision eliminating the personal liability of its directors or officers to the Company or its shareholders for money damages to the maximum extent permitted by Tennessee law from time to time.

  Amendment

     The Company's Charter may be amended by the affirmative vote of the holders of a majority of the shares of the Common Stock present at a meeting at which a quorum is present, with the shareholders voting as a class with one vote per share; provided, however, that (i) the Charter provision providing for the classification of the Board of Directors into three classes may not be amended, altered, changed or repealed without the affirmative vote of at least 80% of the members of the Board of Directors or the affirmative vote of holders of at least 75% of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting separately as a class; (ii) the provisions relating to the limitation on indebtedness may not be amended without an affirmative vote of the holders of a majority of the outstanding shares of Common Stock; and (iii) the Company cannot take any action intended to terminate its qualification as a REIT without the approval of the holders of two-thirds of the outstanding shares of Common Stock. The Company's Bylaws may be amended by the Board of Directors or by vote of the holders of a majority of the outstanding shares of

Common Stock, provided that provisions with respect to the staggered terms of the Board of Directors cannot be amended without the affirmative vote of 80% of the members of the entire Board of Directors or the holders of 75% of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting separately as a class.

  Operations

     Pursuant to its Charter, the Company generally is prohibited from engaging in certain activities, including (i) incurring consolidated indebtedness in excess of 45% of the Company's investment in hotel properties, at cost, after giving effect to the Company's use of proceeds from any indebtedness, and (ii) acquiring or holding property or engaging in any activity that would cause the Company to fail to qualify as a REIT.

TENNESSEE ANTI-TAKEOVER STATUTES

     In addition to certain of the Company's Charter provisions discussed above, Tennessee has adopted a series of statutes which may deter takeover attempts or tender offers, including offers or attempts that might result in the payment of a premium over the market price for the Common Stock or that a shareholder might otherwise consider in its best interest.

     Under the Tennessee Investor Protection Act, unless a company's board of directors has recommended a takeover offer to shareholders, no offeror beneficially owning 5% or more of any class of equity securities of the offeree company, any of which was purchased within one year prior to the proposed takeover offer, may offer to acquire any class of equity securities of an offeree company pursuant to a tender offer if, after the acquisition thereof, the offeror would be directly or indirectly a beneficial owner of more than 10% of any class of outstanding equity securities of the offeree company (a "Takeover Offer"). However, this prohibition does not apply if the offeror, before making such purchase, has made a public announcement of his intention with respect to changing or influencing the management or control of the offeree company, has made a full, fair and effective disclosure of such intention to the person from whom he intends to acquire such securities, and has filed with the Tennessee Commissioner of Commerce and Insurance (the "Commissioner") and with the offeree company a statement signifying such intentions and containing such additional information as the Commissioner by rule prescribes. Such an offeror must provide that any equity securities of an offeree company deposited or tendered pursuant to a Takeover Offer may be withdrawn by or on behalf of an offeree at any time within seven days from the date the Takeover Offer has become effective following filing with the Commissioner and the offeree company and public announcement of the terms or after 60 days from the date the Takeover Offer has become effective. If an offeror makes a Takeover Offer for less than all the outstanding equity securities of any class, and if the number of securities tendered is greater than the number the offeror has offered to accept and pay for, the securities shall be accepted pro rata. If an offeror varies the terms of a Takeover Offer before its expiration date by increasing the consideration offered to shareholders of the offeree company, the offeror shall pay the increased consideration for all equity securities accepted, whether accepted before or after the variation in the terms of the Takeover Offer.

     Under the Tennessee Business Combination Act, subject to certain exceptions, no Tennessee corporation may engage in any "business combination" with an "interested shareholder" for a period of five years following the date that such shareholder became an interested shareholder unless prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder. Consummation of a business combination that is subject to the five-year moratorium is permitted after such period when the transaction
(a) (i) complies with all applicable charter and bylaw requirements and (ii) is approved by the holders of two-thirds of the voting stock not beneficially owned by the interested shareholder, and (b) meets certain fair price criteria. "Business combination" is defined by the statute as being any (i) merger or consolidation; (ii) share exchange; (iii) sale, lease, exchange, mortgage, pledge or other transfer of assets representing 10% or more of (A) the aggregate market value of the corporation's consolidated assets, (B) the aggregate market value of the corporation's shares, or (C) the corporation's consolidated net income; (iv) issuance or transfer of shares from the corporation to the interested shareholder; (v) plan of liquidation or dissolution proposed by the interested shareholder; (vi) transaction or recapitalization which increases the proportionate share of any outstanding voting securities owned or controlled by the interested shareholder; or (vii) financing arrangement whereby any interested shareholder receives, directly or indirectly, a benefit except proportionately as a shareholder. "Interested shareholder" is defined as being (i) any person that is the beneficial owner of 10% or more of the voting power of any class or series of outstanding voting stock of the corporation or (ii) an Affiliate or associate of the corporation who at any time within the five-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of any class or series of the outstanding stock of the corporation.

     The Tennessee Greenmail Act prohibits a Tennessee corporation from purchasing, directly or indirectly, any of its shares at a price above the market value of such shares (defined as the average of the highest and lowest closing market price for such shares during the 30 trading days preceding the purchase and sale or preceding the commencement or announcement of a tender offer if the seller of such shares has commenced a tender offer or announced an intention to seek control of the corporation) from any person who holds more than 3% of the class of securities to be purchased if such person has held such shares for less than two years, unless the purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by such corporation or the corporation makes an offer, of at least equal value per share, to all holders of shares of such class.

                   RESTRICTIONS ON OWNERSHIP OF COMMON STOCK

     For the Company to qualify as a REIT under the Code, shares of capital stock must be held by a minimum of 100 persons for at least 335 days in each taxable year or during a proportionate part of a shorter taxable year. In addition, at all times during the second half of each taxable year, no more than 50% in value of the shares of beneficial interest of the Company may be owned, directly or indirectly and by applying certain constructive ownership rules, by five or fewer individuals (the "5/50 Rule"). Because the Board of Directors believes it is essential for the Company to continue to qualify as a REIT, the Charter restricts the acquisition of shares of Common Stock (the "Ownership Limitation").

     The Ownership Limitation provides that, subject to certain exceptions specified in the Charter, no shareholder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.9% of the outstanding shares of Common Stock. The Board of Directors may, but in no event is required to, waive the Ownership Limitation if evidence satisfactory to the Board of Directors is presented that ownership in excess of such amount will not jeopardize the Company's status as a REIT. As a condition of such waiver, the Board of Directors may require opinions of counsel satisfactory to it or an undertaking from the applicant with respect to preserving the REIT status of the Company. If shares in excess of the Ownership Limitation, or shares which would cause the Company to be beneficially owned by fewer than 100 persons, are issued or transferred to any person, such issuance or transfer shall be null and void and the intended transferee will acquire no rights to the shares.

     The Ownership Limitation will not be automatically removed even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. Any change in the Ownership Limitation would require an amendment to the Charter. In addition to preserving the Company's status as a REIT, the Ownership Limitation may have the effect of precluding an acquisition of control of the Company without the approval of the Board of Directors. All certificates representing shares of capital stock will bear a legend referring to the restrictions described above.

     All persons who own, directly or by virtue of the attribution provisions of the Code, 5% or more of the outstanding Common Stock and any shareholder requested by the Company must file an affidavit with the Company containing the information specified in the Charter with respect to their ownership of shares within 30 days after January 1 of each year. In addition, each shareholder shall, upon demand, be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of shares as the Board of Directors deems necessary to comply with the provisions of the Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

     Any transfer of shares which would prevent the Company from continuing to qualify as a REIT under the Code will be void ab initio to the fullest extent permitted under applicable law and the intended transferee of such shares will be deemed never to have had an interest in such shares. Further, if, in the opinion of the Board of Directors, (i) a transfer of shares would result in any shareholder or group of shareholders acting together owning in excess of the Ownership Limitation or (ii) a proposed transfer of shares may jeopardize the qualification of the Company as a REIT under the Code, the Board of Directors may, in its sole discretion, refuse to allow the shares to be transferred to the proposed transferee. Finally, the Company may, in the discretion of the Board of Directors, redeem any stock held of record by any shareholder in excess of the Ownership Limitation, for a price equal to the lesser of (i) the market price on the date of notice of redemption; (ii) the market price on the date of purchase; or (iii) the maximum price allowed under the applicable provisions of the Tennessee Business Corporation Act.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of material federal income tax considerations that may be relevant to a prospective holder of Common Stock is based on current law, is for general information only, and is not tax advice. The discussion contained herein does not purport to deal with all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of shareholders (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations, and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws.

     The statements in this discussion are based on current provisions of the Code, existing, temporary, and currently proposed Treasury regulations promulgated under the Code ("Treasury Regulations"), the legislative history of the Code, existing administrative rulings and practices of the Service, and judicial decisions. No assurance can be given that future legislative, judicial, or administrative actions or decisions, which may be retroactive in effect, will not affect the accuracy of any statements in this Prospectus with respect to the transactions entered into or contemplated prior to the effective date of such changes.

     EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OF THE PURCHASE, OWNERSHIP, AND SALE OF THE COMMON STOCK AND OF THE COMPANY'S ELECTION TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE, AND ELECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

     The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Code, effective for its taxable year ending on December 31, 1994. The Company believes that, commencing with such taxable year, it has been organized and has operated in such a manner as to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner, but no assurance can be given that the Company will operate in a manner so as to qualify or remain qualified as a REIT. For a discussion of the tax consequences of failure to qualify as a REIT, see "Federal Income Tax
Considerations -- Failure to Qualify."

     The sections of the Code relating to qualification and operation as a REIT are highly technical and complex. The following discussion sets forth the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its shareholders. The discussion is qualified in its entirety by the applicable Code provisions, Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change prospectively or retrospectively.

     If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income tax on its net income that is distributed currently to its shareholders. That treatment substantially eliminates the "double taxation" (i.e., taxation at both the corporate and shareholder levels) that generally results from investment in a corporation. However, the Company will be subject to federal income tax in the following circumstances. First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the Company fails the 75% or 95% gross income test. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if the Company acquires any asset from a C corporation (i.e., a corporation generally subject to full corporate-level tax) in a transaction in which the basis of the asset in the Company's hands is determined by reference to the basis of the asset (or any other asset) in the hands of the C corporation and the Company recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by the Company, then to the extent of such asset's "built-in gain" (i.e., the excess of the fair market value of such asset at the time of acquisition by the Company over the adjusted basis in such asset at such time), such gain will be subject to tax at the highest regular corporate rate applicable (as provided in Treasury Regulations that have not yet been promulgated). The results described above with respect to the recognition of "built-in-gain" assume that the Company would make an election pursuant to IRS Notice 88-19 if it were to make any such acquisition.

REQUIREMENTS FOR QUALIFICATION

     The Code defines a REIT as a corporation, trust or association (i) that is managed by one or more directors or trustees; (ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (iii) that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code; (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code;
(v) the beneficial ownership of which is held by 100 or more persons; (vi) not more than 50% in value of the outstanding share of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each taxable year (the "5/50 Rule");
(vii) that makes an election to be a REIT (or has made such election for a previous taxable year) and satisfies all relevant filing and other administrative requirements established by the Service that must be met in order to elect and to maintain REIT status; (viii) that uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the Code and Treasury Regulations promulgated thereunder; and (ix) that meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (i) to (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (v) and (vi) will not apply until after the first taxable year for which an election is made by the Company to be taxed as a REIT. The Company has issued and will issue sufficient Common Stock with sufficient diversity of ownership to allow it to satisfy requirements
(v) and (vi). In addition, the Company's Charter will provide for restrictions regarding transfer of the shares of Common Stock that are intended to assist the Company in continuing to satisfy the share ownership requirements described in
(v) and (vi) above.

     For purposes of determining share ownership under the 5/50 Rule, a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. A trust that is a qualified trust under Code section 401(a), however, generally is not considered an individual and the beneficiaries of such trust are treated as holding shares of a REIT in proportion to their actuarial interests in such trust for purposes of the 5/50 Rule.

     The Company currently has two subsidiaries (one of which is the Trust) and may have additional subsidiaries in the future. Code Section 856(i) provides that a corporation that is a "qualified REIT subsidiary" shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a "qualified REIT subsidiary" shall be treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A "qualified REIT subsidiary" is a corporation, all of the capital stock of which has been owned by the REIT from the commencement of such corporation's existence. Thus, in applying the requirements described herein, the Company's "qualified REIT subsidiaries" will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiaries will be treated as assets, liabilities and items of income, deduction, and credit of the Company. The Trust and the Company's other corporate subsidiary are "qualified REIT subsidiaries."

     In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the gross income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income and asset tests, described below. Thus, the Company's proportionate share of the assets, liabilities and items of income of the Partnership will be treated as assets and gross income of the Company for purposes of applying the requirements described herein.

     Income Tests. In order for the Company to maintain its qualification as a REIT, there are three requirements relating to the Company's gross income that must be satisfied annually. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must consist of defined types of income derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or temporary investment income. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property or temporary investments, and from dividends, other types of interest, and gain from the sale or disposition of share or securities, or from any combination of the foregoing. Third, not more that 30% of the Company's gross income (including gross income from prohibited transactions) for each taxable year may be gain from the sale or other disposition of (i) stock or securities held for less than one year, (ii) dealer property that is not foreclosure property, and (iii) certain real property held for less than four years (apart from involuntary conversions and sales of foreclosure property). The specific application of these tests to the Company is discussed below.

     Rents received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the Company, or an owner of 10% or more of the Company, directly or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," the Company generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an "independent contractor" who is adequately compensated and from whom the Company derives no revenue. The "independent contractor" requirement, however, does not apply to the extent the services provided by the Company are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant."

     Pursuant to the Percentage Leases, the Lessee leases from the Partnership the land, buildings, improvements, furnishings and equipment comprising the Current Hotels for a 10-year period. The Percentage

Leases provide that the Lessee is obligated to pay to the Partnership (i) the greater of the Base Rent or the Percentage Rent (collectively, the "Rents") and
(ii) certain other Additional Charges. The Percentage Rent is calculated by multiplying fixed percentages by the room revenues and food and beverage revenues (where applicable) for each of the Current Hotels in excess of certain levels. Both the Base Rent and the threshold room revenue amount in each Percentage Rent formula will be adjusted for inflation. The adjustment will be calculated at the beginning of each lease year based on the change in the Consumer Price Index ("CPI") during the prior 24 months. The Base Rent accrues and is required to be paid monthly and the Percentage Rent (if any) accrues and is required to be paid quarterly. The Partnership plans to enter into leases with the Lessee with respect to the Acquisition Hotels that are substantially similar to the Percentage Leases (the "Acquisition Leases"). For purposes of this section entitled "Federal Income Tax Considerations," the term "Percentage Leases" includes the Acquisition Leases and assumes that the terms of the Acquisition Leases are substantially similar to the terms of the existing Percentage Leases.

     In order for the Base Rent, the Percentage Rent, and the Additional Charges to constitute "rents from real property," the Percentage Leases must be respected as true leases for federal income tax purposes and not treated as service contracts, joint ventures or some other type of arrangement. The determination of whether the Percentage Leases are true leases depends on an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following: (i) the intent of the parties, (ii) the form of the agreement, (iii) the degree of control over the property that is retained by the property owner (e.g., whether the lessee has substantial control over the operation of the property or whether the lessee was required simply to use its best efforts to perform its obligations under the agreement), and (iv) the extent to which the property owner retains the risk of loss with respect to the property (e.g., whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property).

     In addition, Code Section 7701(e) provides that a contract that purports to be a service contract (or a partnership agreement) is treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors, including whether or not: (i) the service recipient is in physical possession of the property, (ii) the service recipient controls the property, (iii) the service recipient has a significant economic or possessory interest in the property (e.g., the property's use is likely to be dedicated to the service recipient for a substantial portion of the useful life of the property, the recipient shares the risk that the property will decline in value, the recipient shares in any appreciation in the value of the property, the recipient shares in savings in the property's operating costs, or the recipient bears the risk of damage to or loss of the property), (iv) the service provider does not bear any risk of substantially diminished receipts or substantially increased expenditures if there is nonperformance under the contract, (v) the service provider does not use the property concurrently to provide significant services to entities unrelated to the service recipient, and (vi) the total contract price does not substantially exceed the rental value of the property for the contract period. Since the determination whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor may not be dispositive in every case.

     Investors should be aware that there are no controlling Treasury Regulations, published rulings, or judicial decisions involving leases with terms substantially the same as the Percentage Leases that discuss whether such leases constitute true leases for federal income tax purposes. If the Percentage Leases are recharacterized as service contracts or partnership agreements, rather than true leases, part or all of the payments that the Partnership receives from the Lessee may not be considered rent or may not otherwise satisfy the various requirements for qualification as "rents from real property." In that case, the Company likely would not be able to satisfy either the 75% or 95% gross income tests and, as a result, would lose its REIT status.

     In order for the Rents to constitute "rents from real property," several other requirements also must be satisfied. One requirement is that the Rents attributable to personal property leased in connection with the lease of the real property comprising a Hotel must not be greater than 15% of the Rents received under the Percentage Lease. The Rents attributable to the personal property in a Hotel is the amount that bears the same ratio to total rent for the taxable year as the average of the adjusted bases of the personal property in the Hotel at the beginning and at the end of the taxable year bears to the average of the aggregate adjusted bases of both the real and personal property comprising the Hotel at the beginning and at the end of such taxable year (the "Adjusted Basis Ratio"). With respect to each Hotel that the Partnership has acquired or will acquire in exchange for Units, the initial adjusted bases of the personal property in such hotel is or will be less than 15% of the initial adjusted bases of both the real and personal property comprising such Hotel. The Company has obtained appraisals of the personal property at each Current Hotel that the Partnership acquired in exchange for cash indicating that the appraised value of the personal property at such hotel is less than 15% of the purchase price of such hotel. In addition, the Company believes that the value of the personal property at each Acquisition Hotel that the Partnership acquires in exchange for cash is less than 15% of the purchase price of such hotel and is seeking appraisals of such property that are expected to confirm such belief. However, in the event that the appraisals show that the Adjusted Basis Ratio with respect to any Acquisition Hotel exceeds 15% for the Company's 1995 taxable year, a portion of the personal property at that hotel will be acquired or leased (other than from the Company or the Partnership) and the lease payments under the Percentage Lease will be adjusted appropriately. Further, the Company anticipates that the additional personal property that the Partnership acquires with a portion of the proceeds of the Offering likewise will not cause the Adjusted Basis Ratio under any Percentage Lease to exceed 15%. However, in no event will the Partnership acquire additional personal property for a Hotel to the extent that such acquisition would cause the Adjusted Basis Ratio for that hotel to exceed 15%. There can be no assurance, however, that the Service would not assert that the personal property acquired by the Partnership had a value in excess of the appraised value, or that a court would not uphold such assertion. If such a challenge were successfully asserted, the Company could fail the 15% Adjusted Basis Ratio as to one or more of the Percentage Leases, which in turn potentially could cause it to fail to satisfy the 95% or 75% gross income test and thus lose its REIT status.

     Another requirement for qualification of the Rents as "rents from real property" is that the Percentage Rent must not be based in whole or in part on the income or profits of any person. The Percentage Rent, however, will qualify as "rents from real property" if it is based on percentages of receipts or sales and the percentages (i) are fixed at the time the Percentage Leases are entered into, (ii) are not renegotiated during the term of the Percentage Leases in a manner that has the effect of basing Percentage Rent on income or profits, and
(iii) conform with normal business practice. More generally, the Percentage Rent will not qualify as "rents from real property" if, considering the Percentage Leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the Percentage Rent on income or profits. The Percentage Rent is based on fixed percentages of the gross revenues from the Hotels that are established in the Percentage Leases, and the Company (i) does not intend to renegotiate the percentages during the terms of the Percentage Leases in a manner that has the effect of basing the Percentage Rent on income or profits and (ii) believes that the percentages conform with normal business practice. Furthermore, with respect to other hotels that the Company acquires in the future, the Company does not intend to charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a fixed percentage of gross revenues, as described above).

     A third requirement for qualification of the Rents as "rents from real property" is that the Company must not own, directly or constructively, 10% or more of the Lessee. The constructive ownership rules generally provide that, if 10% or more in value of the share of the Company is owned, directly or indirectly, by or for any person, the Company is considered as owning the share owned, directly or indirectly, by or for such person. The Company does not own directly any stock of the Lessee. The Limited Partners of the Partnership, including Phillip H. McNeill, Sr., who is the majority shareholder in the Lessee, may acquire Common Stock by exercising their Redemption Rights. The Partnership Agreement, however, provides that if a redeeming Limited Partner would own, actually or constructively, 10% or more of the Company upon the exercise of his Redemption Right, the Company must redeem the Partnership interest of such redeeming Limited Partner in cash rather than Common Stock. The Charter likewise prohibits any person from owning, actually or constructively, 10% or more of the Company. Thus, the Company should never own, actually or constructively, 10% of more of the Lessee. Furthermore, with respect to other hotels that the Company acquires in the future, the Company does not intend to rent any property to a Related Party Tenant. However, because the Code's constructive ownership rules for purposes of the Related Party Tenant rules are broad and it is not possible to monitor continually direct and indirect transfers of Common Stock, no absolute assurance can be given that such transfers or other events of which the Company has no knowledge will not cause the Company to own constructively 10% or more of the Lessee at some future date.

     A fourth requirement for qualification of the Rents as "rents from real property" is that the Company cannot furnish or render non-customary services to the tenants of the Hotels, or manage or operate the Hotels, other than through an independent contractor who is adequately compensated and from whom the Company itself does not derive or receive any income. Provided that the Percentage Leases are respected as true leases, the Company should satisfy that requirement because the Partnership is not performing any services other than customary ones for the Lessee. Furthermore, with respect to other hotels that the Company acquires in the future, the Company does not intend to perform non-customary services with respect to the tenant of the property. As described above, however, if the Percentage Leases are recharacterized as service contracts or partnership agreements, the Rents likely would be disqualified as "rents from real property" because the Company would be considered to furnish or render services to the occupants of the Hotels and to manage or operate the Hotels other than through an independent contractor who is adequately compensated and from whom the Company derives or receives no income.

     If a portion of the Rents from a particular Hotel do not qualify as "rents from real property" because the amount attributable to personal property exceeds 15% of the total Rents for a taxable year, the portion of the Rents that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income tests. Thus, if the Rents attributable to personal property, plus any other non-qualifying income, during a taxable year exceed 5% of the Company's gross income during the year, the Company would lose its REIT status. If, however, the Rents do not qualify as "rents from real property" because either (i) the Percentage Rent is considered based on income or profits of the Lessee, (ii) the Company owns, directly or constructively, 10% or more of the Lessee, or (iii) the Company furnishes non-customary services to the tenants of the Hotels, or manages or operates the Hotels, other than through a qualifying independent contractor, none of the Rents would qualify as "rents from real property." In that case, the Company likely would lose its REIT status because it would be unable to satisfy either the 75% or 95% gross income tests.

     In addition to the Rents, the Lessee is required to pay to the Partnership the Additional Charges. To the extent that the Additional Charges represent either (i) reimbursements of amounts that the Lessee is obligated to pay to third parties or (ii) penalties for nonpayment or late payment of such amounts, the Additional Charges should qualify as "rents from real property." To the extent, however, that the Additional Charges represent interest that is accrued on the late payment of the Rents or the Additional Charges, the Additional Charges should not qualify as "rents from real property," but instead should be treated as interest that qualifies for the 95% gross income test.

     The term "interest," as defined for purposes of the 75% gross income test, generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Furthermore, to the extent that interest from a loan that is based on the residual cash proceeds from sale of the property securing the loan constitutes a "shared appreciation provision" (as defined in the Code), income attributable to such participation feature will be treated as gain from the sale of the secured property.

     Any gross income derived from a prohibited transaction is taken into account in applying the 30% income test necessary to qualify as a REIT (and the net income from that transaction is subject to a 100% tax). The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. All inventory required in the operation of the Hotels will be purchased by the Lessee or its designee as required by the terms of the Percentage Leases. Accordingly, the Company believes that no asset owned by the Company or the Partnership is held for sale to customers and that a sale of any such asset will not be in the ordinary course of business of the Company or the Partnership. Whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends, however, on the facts and circumstances in effect from time to time, including those related to a particular property. Nevertheless, the Company and the

Partnership will attempt to comply with the terms of safe-harbor provisions in the Code prescribing when asset sales will not be characterized as prohibited transactions. Complete assurance cannot be given, however, that the Company can comply with the safe-harbor provisions of the Code or avoid owning property that may be characterized as property held "primarily for sale to customers in the ordinary course of a trade or business."

     It is possible that, from time to time, the Company or the Partnership will enter into hedging transactions with respect to one or more of its assets or liabilities. Any such hedging transactions could take a variety of forms, including interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, and options. To the extent that the Company or the Partnership enters into an interest rate swap or cap contract to hedge any variable rate indebtedness incurred to acquire or carry real estate assets, any periodic income or gain from the disposition of such contract should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. Furthermore, any such contract would be considered a "security" for purposes of applying the 30% gross income test. To the extent that the Company or the Partnership hedges with other types of financial instruments or in other situations, it may not be entirely clear how the income from those transactions will be treated for purposes of the various income tests that apply to REITs under the Code. The Company intends to structure any hedging transactions in a manner that does not jeopardize its status as a REIT.

     If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. Those relief provisions will be generally available if the Company's failure to meet such tests is due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of those relief provisions. As discussed above in "Federal Income Tax Considerations -- Taxation of the Company," even if those relief provisions apply, a tax would be imposed with respect to the net income attributable to the excess of 75% or 95% of the Company's gross income over its qualifying income in the relevant category, whichever is greater. No such relief is available for violations of the 30% income test.

     Asset Tests. The Company, at the close of each quarter of its taxable year, also must satisfy two tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by cash or cash items (including certain receivables), government securities, "real estate assets," or, in cases where the Company raises new capital through share or long-term (at least five-year) debt offerings, temporary investments in shares or debt instruments during the one-year period following the Company's receipt of such capital. The term "real estate assets" includes interests in real property, interests in mortgages on real property to the extent the mortgage balance does not exceed the value of the associated real property, and shares of other REITs. For purposes of the 75% asset requirement, the term "interest in real property" includes an interest in land and improvements thereon, such as buildings or other inherently permanent structures (including items that are structural components of such buildings or structures), a leasehold in real property, and an option to acquire real property (or a leasehold in real property). Second, of the investments not included in the 75% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets and the Company may not own more than 10% of any one issuer's outstanding voting securities (except for its ownership interest in the Partnership or the stock of a subsidiary with respect to which it has held 100% of the stock at all times during the subsidiary's existence).

     For purposes of the asset requirements, the Company will be deemed to own the Trust's proportionate share of the assets of the Partnership, rather than the shares of the Trust or the Trust's general partnership interest in the Partnership. The Company believes that, at all relevant times (including the taxable periods preceding the Offering), (i) at least 75% of the value of its total assets will be represented by real estate assets, cash and cash items (including receivables), and government securities and (ii) it will not own any securities that do not satisfy the 75% asset requirement (except for the stock of subsidiaries with respect to which it has held 100% of the stock at all times during the subsidiary's existence). In addition, the Company does not intend to acquire or to dispose, or cause the Partnership to acquire or to dispose, of assets in the future in a way that would cause it to violate either asset requirement.

     If the Company should fail to satisfy the asset requirements at the end of a calendar quarter, such a failure would not cause it to lose its REIT status if
(i) it satisfied all of the asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of the Company's assets and the asset requirements either did not exist immediately after the acquisition of any particular asset or was not wholly or partly caused by such an acquisition (i.e., the discrepancy arose from changes in the market values of its assets). If the condition described in clause (ii) of the preceding sentence were not satisfied, the Company still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

     Distribution Requirements. The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its shareholders in an amount at least equal to (i) the sum of (A) 95% of its "REIT taxable income" (computed without regard to the dividends paid deduction and its net capital gain) and (B) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gains corporate tax rates. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% nondeductible excise tax on the excess of such required distribution over the amounts actually distributed. The Company has made, and intends to continue to make, timely distributions sufficient to satisfy all annual distribution requirements.

     It is possible that, from time to time, the Company may experience timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of that income and deduction of such expenses in arriving at its REIT taxable income. For example, under the Percentage Leases, the Lessee may defer payment of the excess of the Percentage Rent over the Base Rent for a period of up to 90 days after the end of the calendar year in which such payment was due. In that case, the Partnership still would be required to recognize as income the excess of the Percentage Rent over the Base Rent in the calendar quarter to which it relates. Further, it is possible that, from time to time, the Company may be allocated a share of net capital gain attributable to the sale of depreciated property which exceeds its allocable share of cash attributable to that sale. Therefore, the Company may have less cash available for distribution than is necessary to meet its annual 95% distribution requirement or to avoid corporate income tax or the excise tax imposed on certain undistributed income. In such a situation, the Company may find it necessary to arrange for short-term (or possibly long-term) borrowings or to raise funds through the issuance of additional common or preferred stock.

     Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirements for a year by paying "deficiency dividends" to its shareholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Although the Company may be able to avoid being taxed on amounts distributed as deficiency dividends, it will be required to pay to the Service interest based upon the amount of any deduction taken for deficiency dividends.

     Recordkeeping Requirements. Pursuant to applicable Treasury Regulations, in order to be able to elect to be taxed as a REIT, the Company must maintain certain records and request on an annual basis certain information from its shareholders designed to disclose the actual ownership of its outstanding shares. The Company has complied and will continue to comply with such requirements.

     Partnership Anti-Abuse Rule. The U.S. Department of Treasury recently issued a final regulation (the "Anti-Abuse Rule"), under the partnership provisions of the Code (the "Partnership Provisions"), that authorizes the Service, in certain abusive transactions involving partnerships, to disregard the form of the transaction and recast it for federal income tax purposes as the Service deems appropriate. The Anti-Abuse Rule applies where a partnership is formed or utilized in connection with a transaction (or series of related transactions) a principal purpose of which is to reduce substantially the present value of the partners' aggregate federal tax liability in a manner inconsistent with the intent of the Partnership Provisions. The Anti-Abuse Rule states that the Partnership Provisions are intended to permit taxpayers to conduct joint business (including investment) activities through a flexible economic arrangement that accurately reflects the partners' economic agreement and clearly reflects the partners' income without incurring an entity-level tax. The purposes for structuring a transaction involving a partnership are determined based on all of the facts and circumstances, including a comparison of the purported business purpose for a transaction and the claimed tax benefits resulting from the transaction. A reduction in the present value of the partners' aggregate federal tax liability through the use of a partnership does not, by itself, establish inconsistency with the intent of the Partnership Provisions. If the conditions of the Anti-Abuse Rule are met, the Service is authorized to take appropriate enforcement action, including disregarding the Partnership for federal tax purposes or treating one or more of its partners as nonpartners. Any such action potentially could jeopardize the Company's status as a REIT. The Anti-Abuse Rule is generally effective for all transactions relating to a partnership occurring on and after May 12, 1994.

     The Anti-Abuse Rule contains an example in which a corporation that elects to be treated as a REIT contributes substantially all of the proceeds from a public offering to a partnership in exchange for a general partnership interest. The limited partners of the partnership contribute real property assets to the partnership, subject to liabilities that exceed their respective aggregate bases in such property. In addition, some of the limited partners have the right, beginning two years after the formation of the partnership, to require the redemption of their limited partnership interests in exchange for cash or REIT stock (at the REIT's option) equal to the fair market value of their respective interests in the partnership at the time of the redemption. The example concludes that the use of the partnership is not inconsistent with the intent of the Partnership Provisions and, thus, cannot be recast by the Service.

FAILURE TO QUALIFY

     If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to the shareholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which the Company ceased to qualify as a REIT. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

TAXATION OF TAXABLE U.S. SHAREHOLDERS

     As long as the Company qualifies as a REIT, distributions made to the Company's taxable U.S. shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such U.S. shareholders as ordinary income and will not be eligible for the dividends received deduction generally available to corporations. As used herein, the term "U.S. shareholder" means a holder of Common Stock that for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the shareholder has held his Common Stock. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's Common Stock, but rather will reduce the adjusted basis of such stock. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a shareholder's Common Stock, such distributions will be included in income as long-term capital gain (or short-term capital gain if the shares of Common Stock have been held for one year or less) assuming the shares of Common Stock are capital assets in the hands of the shareholder. In addition, any distribution declared by the Company in October, November, or December of any year and payable to a shareholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the shareholder on December 31 of such year, provided that the distribution is actually paid by the Company during January of the following calendar year.

     Shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Company. Instead, such losses would be carried over by the Company for potential offset against its future income (subject to certain limitations). Taxable distributions from the Company and gain from the disposition of the Common Stock will not be treated as passive activity income and, therefore, shareholders generally will not be able to apply any "passive activity losses" (such as losses from certain types of limited partnerships in which the shareholder is a limited partner) against such income. In addition, taxable distributions from the Company generally will be treated as investment income for purposes of the investment interest limitations. Capital gains from the disposition of Common Stock (or distributions treated as such) will be treated as investment income only if the shareholder so elects, in which case such capital gains will be taxed at ordinary income rates. The Company will notify shareholders after the close of the Company's taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

TAXATION OF SHAREHOLDERS ON THE DISPOSITION OF THE COMMON STOCK

     In general, any gain or loss realized upon a taxable disposition of the Common Stock by a shareholder who is not a dealer in securities will be treated as long-term capital gain or loss if the shares of Common Stock have been held for more than one year and otherwise as short-term capital gain or loss. However, any loss upon a sale or exchange of shares of Common Stock by a shareholder who has held such shares for six months or less (after applying certain holding period rules), will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such shareholder as long-term capital gain. All or a portion of any loss realized upon a taxable disposition of the shares of Common Stock may be disallowed if other shares of Common Stock are purchased within 30 days before or after the disposition.

CAPITAL GAINS AND LOSSES

     A capital asset generally must be held for more than one year in order for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The Omnibus Budget Reconciliation Act of 1993 increased the highest marginal individual income tax rate to 39.6%, but generally did not change the tax rate on net capital gains applicable to individuals. Thus, the tax rate differential between capital gain and ordinary income for individuals may be significant. In addition, the characterization of income as capital or ordinary may affect the deductibility of capital losses. Capital losses not offset by capital gains may be deducted against an individual's ordinary income only up to a maximum annual deduction of $3,000. Unused capital losses may be carried forward. All net capital gain of a corporate taxpayer is subject to tax at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

     The Company will report to its U.S. shareholders and to the Service the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A shareholder who does not provide the Company with his correct taxpayer identification number also may be subject to penalties imposed by the Service. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to the Company. See "Federal Income Tax
Considerations -- Taxation of Non-U.S. Shareholders."

TAXATION OF TAX-EXEMPT SHAREHOLDERS

     Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). While many investments in real estate generate UBTI, the Service has issued a published ruling that dividend distributions by a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on that ruling, amounts distributed by the Company to Exempt Organizations generally should not constitute UBTI. However, if an Exempt Organization finances its acquisition of the shares of Common Stock with debt, a portion of its income from the Company will constitute UBTI pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9),
(17), and (20), respectively, of Code Section 501(c) are subject to different UBTI rules, which generally will require them to characterize distributions from the Company as UBTI. In addition, in certain circumstances, a pension trust that owns more than 10% of the Company's stock is required to treat a percentage of the dividends from the Company as UBTI (the "UBTI Percentage"). The UBTI Percentage is the gross income derived by the Company from an unrelated trade or business (determined as if the Company were a pension trust) divided by the gross income of the Company for the year in which the dividends are paid. The UBTI rule applies to a pension trust holding more than 10% of the Company's stock only if (i) the UBTI Percentage is at least 5%, (ii) the Company qualifies as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding shares of the Company in proportion to their actuarial interests in the pension trust, and
(iii) either (A) one pension trust owns more than 25% of the value of the Company's shares or (B) a group of pension trusts individually holding more than 10% of the value of the Company's shares collectively own more than 50% of the value of the Company's shares.

TAXATION OF NON-U.S. SHAREHOLDERS

     The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign shareholders (collectively, "Non-U.S. Shareholders") are complex and no attempt will be made herein to provide more than a summary of such rules. PROSPECTIVE NON-U.S. SHAREHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF FEDERAL, STATE, AND LOCAL INCOME TAX LAWS WITH REGARD TO AN INVESTMENT IN THE COMMON STOCK, INCLUDING ANY REPORTING REQUIREMENTS.

     Distributions to Non-U.S. Shareholders that are not attributable to gain from sales or exchanges by the Company of U.S. real property interests and are not designated by the Company as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in the Common Stock is treated as effectively connected with the Non-U.S. Shareholder's conduct of a U.S. trade or business, the Non-U.S. Shareholder generally will be subject to federal income tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a Non-U.S. Shareholder that is a non-U.S. corporation). The Company expects to withhold U.S. income tax at the rate of 30% on the gross amount of any such distributions made to a Non-U.S. Shareholder unless (i) a lower treaty rate applies and any required form evidencing eligibility for that reduced rate is filed with the Company or (ii) the Non-U.S. Shareholder files an IRS Form 4224 with the Company claiming that the distribution is effectively connected income. Distributions in excess of current and accumulated earnings and profits of the Company will not be taxable to a shareholder to the extent that such distributions do not exceed the adjusted basis of the shareholder's shares of Common Stock, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. Shareholder's Common Stock, such distributions will give rise to tax liability if the Non-U.S. Shareholder would otherwise be subject to tax on any gain from the sale or disposition of his shares of Common Stock, as described below. Because it generally cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding at the same rate as a dividend. However, a Non-U.S. Shareholder can file a claim for refund with the Service for the overwithheld amount to the extent it is determined subsequently that such distribution was, in fact, in excess of the current and accumulated earnings and profits of the Company.

     For any year in which the Company qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by the Company of U.S. real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to a Non-U.S. Shareholder as if such gain were effectively connected with a U.S. business. Non-U.S. Shareholders thus would be taxed at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to a 30% branch profits tax in the hands of a foreign corporate shareholder not entitled to treaty relief or exemption. The Company is required to withhold 35% of any distribution that is designated by the Company as a capital gains dividend. The amount withheld is creditable against the Non-U.S. Shareholder's FIRPTA tax liability.

     Gain recognized by a Non-U.S. Shareholder upon a sale of his shares of Common Stock generally will not be taxed under FIRPTA if the Company is a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. It is currently anticipated that the Company will be a "domestically controlled REIT" and, therefore, the sale of the shares of Common Stock will not be subject to taxation under FIRPTA. However, because the Common Stock is publicly traded, no assurance can be given that the Company will continue to be a "domestically controlled REIT." Furthermore, gain not subject to FIRPTA will be taxable to a Non-U.S. Shareholder if (i) investment in the Common Stock is effectively connected with the Non-U.S. Shareholder's U.S. trade or business, in which case the Non-U.S. Shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain, or (ii) the Non-U.S. Shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other conditions apply, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. If the gain on the sale of the Common Stock were to be subject to taxation under FIRPTA, the Non-U.S. Shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain (subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of non-U.S. corporations). IN ADDITION, NON-U.S. SHAREHOLDERS SHOULD BE AWARE THAT, IN THE PAST, LEGISLATIVE PROPOSALS HAVE BEEN MADE THAT WOULD HAVE SUBJECTED NON-U.S. PERSONS TO U.S. TAX IN CERTAIN CIRCUMSTANCES ON THEIR GAINS FROM THE SALE OF SHARES IN U.S. CORPORATIONS. THERE CAN BE NO ASSURANCE THAT A SIMILAR PROPOSAL WILL NOT BE ENACTED INTO LAW IN A FORM DETRIMENTAL TO FOREIGN HOLDERS OF THE COMMON STOCK.

OTHER TAX CONSEQUENCES

     The Company, the Partnership, or the Company's shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they own property, transact business or reside. The state and local tax treatment of the Company and its shareholders may not conform to the federal income tax consequences discussed above. CONSEQUENTLY, PROSPECTIVE SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE EFFECT OF STATE AND LOCAL TAX LAWS ON AN INVESTMENT IN THE COMPANY.

TAX ASPECTS OF THE PARTNERSHIP

     The following discussion summarizes certain federal income tax considerations applicable to the Company's investment in the Partnership. The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

  Classification as a Partnership

     The Company will be entitled to include in its income its distributive share of the Partnership's income and to deduct its distributive share of the Partnership's losses only if the Partnership is classified for federal income tax purposes as a partnership rather than as an association taxable as a corporation. An organization formed as a partnership will be treated as a partnership, rather than as a corporation, for federal income tax purposes if it
(i) has no more than two of the four corporate characteristics that the Treasury Regulations use to distinguish a partnership from a corporation for tax purposes and (ii) is not a "publicly traded" partnership. Those four characteristics are continuity of life, centralization of management, limited liability, and free transferability of interests. A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market (or the substantial equivalent thereof). A publicly traded partnership will not, however, be treated as a corporation for any taxable year if 90% or more of the partnership's gross income for such year consists of certain passive-type income, including (as may be relevant here) real property rents, gains from the sale or other disposition of real property, interest, and dividends.

     The Service has issued a notice providing limited safe harbors from the definition of a publicly traded partnership in advance of the issuance of Treasury Regulations. Pursuant to one of those safe harbors (the "Private Placement Exclusion"), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (i) all of the partnership interests are issued in a transaction that is not registered under the Securities Act of 1933, as amended, and (ii) the partnership does not have more than 500 partners (taking into account as a partner each person who indirectly owns an interest in the partnership through a partnership, grantor trust, or S corporation). The Partnership satisfies the Private Placement Exclusion.

     The U.S. Department of the Treasury recently issued proposed regulations (the "Proposed PTP Regulations") that would modify the Private Placement Exclusion in two significant respects. First, the Proposed PTP Regulations provide that the Private Placement Exclusion would apply only for determining whether interests in a partnership are readily tradable on the substantial equivalent of a secondary market. Thus, a partnership that satisfies the Private Placement Exclusion nevertheless would be treated as a publicly traded partnership if its interests are readily tradable on a secondary market. Interests in a partnership are readily tradable on a secondary market if (i) the interests are regularly quoted by any person, such as a broker or dealer, making a market in the interests or (ii) any person regularly makes available to the public (including customers or subscribers) bid or offer quotes with respect to the interests and stands ready to effect buy or sell transactions at the quoted prices for itself or on behalf of others. The limited partners of the Partnership have the right, under certain circumstances, to cause the Partnership to redeem their Units. If the Proposed PTP Regulations are issued as final regulations in their present form, there is a risk that the existence of the Redemption Rights will cause the Units to be considered readily tradable on a secondary market. The second significant modification to the Private Placement Exclusion is that it would not apply if both (i) the partnership has more than 50 partners at any time during its taxable year (taking into account as a partner each person who indirectly owns an interest in the partnership through a partnership, grantor trust, or S corporation, and aggregating partnerships that jointly operate businesses or otherwise have interrelated operations) and (ii) the sum of the percentage interests in partnership capital or profits transferred during the taxable year of the partnership (other than certain extraordinary transfers) exceeds 10% of the total interests in partnership capital or profits (excluding the general partner's partnership interest if the general partner owns more than 10% of the outstanding interests in partnership capital or profits).

     The Proposed PTP Regulations are in proposed form and may be modified significantly before they are issued in final form. Furthermore, the Proposed PTP Regulations will apply only to taxable years beginning on or after the date on which the Proposed PTP Regulations are published in final form. Consequently, they are not currently applicable to the Partnership. If the Partnership is considered a publicly traded partnership under the Proposed PTP Regulations because the Units are deemed to be readily tradable on a secondary market, the Partnership will not be treated as a corporation if it is eligible for the 90% passive-type income exception. In any event, it is anticipated that once the final regulations are issued, restrictions will be placed on the ability of the holders of Units to exercise the Redemption Rights as and if deemed necessary to ensure that the Partnership does not constitute a publicly traded partnership.

     If for any reason the Partnership was taxable as a corporation, rather than as a partnership, for federal income tax purposes, the Company would not be able to satisfy the income and asset requirements for REIT status. See "Federal Income Tax Considerations -- Requirements for Qualification -- Income Tests" and "-- Requirements for Qualification -- Asset Tests." In addition, any change in the Partnership's status for tax purposes might be treated as a taxable event, in which case the Company might incur a tax liability without any related cash distribution. See "Federal Income Tax Considerations -- Requirements for Qualification -- Distribution Requirements." Further, items of income and deduction of the Partnership would not pass through to its partners, and its partners would be treated as shareholders for tax purposes. Consequently, the Partnership would be required to pay income tax at corporate tax rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing the Partnership's taxable income.

  Income Taxation of the Partnership and its Partners

     Partners, Not the Partnership, Subject to Tax. A partnership is not a taxable entity for federal income tax purposes. Rather, the Trust is required to take into account its allocable share of the Partnership's income, gains, losses, deductions, and credits for any taxable year of the Partnership ending within or with the taxable year of the Trust, without regard to whether the Trust has received or will receive any distribution from the Partnership.

     Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes under Section 704(b) of the Code if they do not comply with the provisions of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item.

     Tax Allocations With Respect to Contributed Properties.  Pursuant to
Section 704(c) of the Code, income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for federal income tax purposes in a manner such that the contributor is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution. The Treasury Department recently issued regulations requiring partnerships to use a "reasonable method" for allocating items affected by Section 704(c) of the Code and outlining several reasonable allocation methods. The Partnership has elected to use the traditional method for allocating Code Section 704(c) items with respect to the Hotels it acquired during 1994 in exchange for partnership interests in the Partnership.

     Under the Partnership Agreement, depreciation or amortization deductions of the Partnership generally will be allocated among the partners in accordance with their respective interests in the Partnership, except to the extent that the Partnership is required under Code Section 704(c) to use a method for allocating tax depreciation deductions attributable to the Hotels or other contributed properties that results in the Trust receiving a disproportionately large share of such deductions. In addition, gain on sale of a Hotel will be specially allocated to the Limited Partners to the extent of any "built-in" gain with respect to such Hotel for federal income tax purposes. The application of Section 704(c) to the Partnership is not entirely clear, however, and may be affected by Treasury Regulations promulgated in the future.

     Basis in Partnership Interest. The Trust's adjusted tax basis in its partnership interest in the Partnership generally is equal to (i) the amount of cash and the basis of any other property contributed to the Partnership by the Company, (ii) increased by (A) its allocable share of the Partnership's income and (B) its allocable share of indebtedness of the Partnership, and (iii) reduced, but not below zero, by (I) the Trust's allocable share of the Partnership's loss and (II) the amount of cash distributed to the Trust, and by constructive distributions resulting from a reduction in the Trust's share of indebtedness of the Partnership.

     If the allocation of the Trust's distributive share of the Partnership's loss would reduce the adjusted tax basis of the Trust's partnership interest in the Partnership below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce the Trust's adjusted tax basis below zero. To the extent that the Partnership's distributions, or any decrease in the Trust's share of the indebtedness of the Partnership (such decrease being considered a constructive cash distribution to the partners), would reduce the Trust's adjusted tax basis below zero, such distributions (including such constructive distributions) constitute taxable income to the Trust. Such distributions and constructive distributions normally will be characterized as capital gain, and, if the Trust's partnership interest in the Partnership has been held for longer than the long-term capital gain holding period (currently one year), the distributions and constructive distributions will constitute long-term capital gain.

     Depreciation Deductions Available to the Partnership. To the extent that the Partnership acquired or will acquire the Hotels for cash, the Partnership's initial basis in such Hotels for federal income tax purposes generally is or will be equal to the purchase price paid by the Partnership. The Partnership plans to depreciate such depreciable property for federal income tax purposes under either the modified accelerated cost recovery system of depreciation ("MACRS") or the alternative depreciation system of depreciation ("ADS"). The Partnership plans to use MACRS for furnishings and equipment. Under MACRS, the Partnership generally will depreciate such furnishings and equipment over a seven-year recovery period using a 200% declining balance method and a half-year convention. If, however, the Partnership places more than 40% of its furnishings and equipment in service during the last three months of a taxable year, a mid-quarter depreciation convention must be used for the furnishings and equipment placed in service during that year. The Partnership plans to use ADS for buildings and improvements. Under ADS, the Partnership generally will depreciate such buildings and improvements over a 40-year recovery period using a straight line method and a mid-month convention. However, to the extent that the Partnership acquired or will acquire the Hotels in exchange for limited partnership interests in the Partnership, the Partnership's initial basis in each Hotel for federal income tax purposes should be the same as the transferor's basis in that Hotel on the date of acquisition. Although the law is not entirely clear, the Partnership intends to depreciate such depreciable property for federal income tax purposes over the same remaining useful lives and under the same methods used by the transferors. The Partnership's tax depreciation deductions will be allocated among the partners in accordance with their respective interests in the Partnership (except to the extent that the Partnership is required under Code Section 704(c) to use a method for allocating depreciation deductions attributable to the Hotels or other contributed properties that results in the Trust receiving a disproportionately large share of such deductions).

SALE OF THE PARTNERSHIP'S PROPERTY

     Generally, any gain realized by the Partnership on the sale of property by the Partnership held for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain recognized by the Partnership on the disposition of the Hotels will be allocated first to the Limited Partners under Section 704(c) of the Code to the extent of their "built-in gain" on those Hotels for federal income tax purposes. The Limited Partners' "built-in gain" on the Hotels sold will equal the excess of the Limited Partners' proportionate share of the book value of those Hotels over the Limited Partners' tax basis allocable to those Hotels at the time of the sale. Any remaining gain recognized by the Partnership on the disposition of the Hotels, will be allocated among the partners in accordance with their respective percentage interests in the Partnership.

     The Company's share of any gain realized by the Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership's trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon the Company's ability to satisfy the income tests for REIT status. See "Federal Income Tax Considerations -- Requirements For Qualification -- Income Tests" above. The Company, however, does not presently intend to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of the Company's or the Partnership's trade or business.

                              PLAN OF DISTRIBUTION

     The Company may sell the Common Stock to one or more underwriters or dealers for public offering and sale by them or may sell the Common Stock to investors directly or through designated agents. Any such underwriter, dealer or agent involved in the offer and sale of the Common Stock will be named in the applicable Prospectus Supplement.

     Underwriters may offer and sell the Common Stock at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as agents to offer and sell the Common Stock upon the terms and conditions set forth in any Prospectus Supplement. Underwriters may sell Common Stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions (which may be changed from time to time) from the underwriters and/or from the purchasers for whom they may act as agent.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Common Stock and any discounts, concessions or commissions allowed by underwriters to participating dealers will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Common Stock may be deemed to be underwriters, and any discounts and commissions received by them from the Company or from purchasers of Common Stock and any profit realized by them on resale of the Common Stock may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     Certain of the underwriters and their affiliates may be customers of, engage in transactions with, and perform services for, the Company in the ordinary course of business.

                                 LEGAL MATTERS

     The validity of the Common Stock will be passed upon for the Company by Hunton & Williams.

                                    EXPERTS

     The consolidated financial statements and financial statement schedule of Equity Inns, Inc. as of December 31, 1994 and 1993 and for the period March 1, 1994 (inception of operations) through December 31, 1994 and the financial statements of McNeill Hotel Co., Inc. as of December 31, 1994 and for the period March 1, 1994 (inception of operations) through December 31, 1994 are incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K. The combined financial statements of Williams Hotels as of December 31, 1994 and for the year then ended are incorporated in this Prospectus by reference to the Company's Current Report on Form 8-K-A dated November 9, 1995. The above said financial statements have been so incorporated in reliance on the reports of Coopers & Lybrand, L.L.P., independent accountants, given on the authority of said firm as experts in auditing and accounting.

             ======================================================

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE COMMON STOCK OFFERED BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS, NOR DO THEY CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY THE COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                             ---------------------

                               TABLE OF CONTENTS

                                            PAGE
                                            ----
PROSPECTUS SUPPLEMENT
Available Information.....................   S-2
Incorporation of Certain Documents by
  Reference...............................   S-2
The Company...............................   S-3
Risk Factors..............................   S-4
Use of Proceeds...........................  S-12
Certain Federal Income Tax
  Considerations..........................  S-13
Underwriting..............................  S-15
Experts...................................  S-15
Legal Matters.............................  S-15
PROSPECTUS
Available Information.....................     2
Incorporation of Certain Documents by
  Reference...............................     2
The Company...............................     4
Use of Proceeds...........................     4
Description of Capital Stock..............     4
Restrictions on Ownership of Common
  Stock...................................     8
Federal Income Tax Considerations.........     9
Plan of Distribution......................    24
Legal Matters.............................    24
Experts...................................    24

             ======================================================
             ======================================================
                                 641,556 Shares

                               [EQUITY INNS LOGO]

                                  Common Stock
                             ---------------------
                                   PROSPECTUS
                             ---------------------
                       PRUDENTIAL SECURITIES INCORPORATED
                               February 12, 1998
             ======================================================